SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 13, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Financial Statements, Notes and MD&A to September 30, 2009
CEO Certification
CFO Certification
Press release

THIRD QUARTER REPORT
SEPTEMBER 30, 2009

TABLE OF CONTENTS
ITEM 1. Financial Statements
Unaudited Consolidated Balance Sheets as at September 30, 2009 and December 31, 2008
Unaudited Interim Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2009 and 2008
Unaudited Interim Consolidated Statement of Shareholders’ Equity for the Nine Month Period ended September 30, 2009
Unaudited Interim Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2009 and 2008
Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	September 30,	December 31,
(Unaudited)	2009	2008
		(Note 1 (c))

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$341,653	$384,110
Accounts receivable	33,599	47,520
Inventories	13,086	16,136
Prepaid expenses	13,143	11,160
Other current assets	144	144

TOTAL CURRENT ASSETS	401,625	459,070

LONG-TERM INVESTMENTS (Note 5)	90,764	55,945
OTHER LONG-TERM INVESTMENTS (Note 6)	23,792	22,301
PROPERTY, PLANT AND EQUIPMENT	203,818	199,281
DEFERRED INCOME TAXES	8,609	—
OTHER ASSETS	7,187	5,605

TOTAL ASSETS	$735,795	$742,202

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$37,829	$41,103
Amounts due under credit facilities (Note 7)	14,653	15,963
Convertible credit facility (Note 8)	372,327	—

TOTAL CURRENT LIABILITIES	424,809	57,066

CONVERTIBLE CREDIT FACILITY (Note 8)	—	349,128
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 7)	37,401	—
DERIVATIVE CONTRACT (Note 9)	—	5,320
DEFERRED INCOME TAXES	10,877	9,512
ASSET RETIREMENT OBLIGATIONS	5,795	3,922

TOTAL LIABILITIES	478,882	424,948

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 10)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
378,379,726 (2008 — 378,046,013) common shares	1,489,001	1,485,864
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 10 (b) and (c))	32,560	32,560
BENEFICIAL CONVERSION FEATURE (Note 8)	29,364	28,883
ADDITIONAL PAID-IN CAPITAL	336,977	293,485
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)	22,507	(24,222)
DEFICIT	(1,670,711)	(1,520,008)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	239,698	296,562

NONCONTROLLING INTERESTS (Note 12)	17,215	20,692

TOTAL SHAREHOLDERS’ EQUITY	256,913	317,254

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$735,795	$742,202

APPROVED BY THE BOARD:

/s/ D. Korbin D. Korbin, Director	/s/ K. Thygesen K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2009	2008	2009	2008

REVENUE	$11,871	$—	$26,078	$—
COST OF SALES
Production and delivery	(6,435)	—	(16,746)	—
Depreciation and depletion	(2,202)	—	(4,243)	—

COST OF SALES	(8,637)	—	(20,989)	—

EXPENSES
Exploration (Note 2 and 10 (a))	(43,467)	(59,652)	(118,990)	(184,207)
General and administrative (Note 10 (a))	(12,464)	(5,125)	(30,778)	(19,375)
Depreciation	(1,339)	(2,721)	(3,167)	(5,390)
Mining property care and maintenance	—	(5,895)	—	(10,342)
Accretion of convertible credit facility (Note 8)	(3,603)	(2,448)	(10,549)	(6,496)
Accretion of asset retirement obligations	(40)	(162)	(104)	(401)
Gain on sale of other mineral property rights	—	—	3,000	—
Write-down of carrying values of property, plant and equipment (Note 2)	(23,029)	—	(23,029)	(4)

TOTAL EXPENSES	(92,579)	(76,003)	(204,606)	(226,215)

OPERATING LOSS	(80,708)	(76,003)	(178,528)	(226,215)

OTHER INCOME (EXPENSES)
Interest income	512	3,093	1,942	7,759
Interest expense	(4,066)	(4,124)	(13,083)	(11,973)
Foreign exchange gains (losses)	19,482	(20,026)	31,945	(22,393)
Listing fees — SouthGobi	(1,599)	—	(1,932)	—
Unrealized gain on other long-term investments (Note 6)	649	—	15	—
Realized gain on redemption of other long-term investments (Note 6)	198	—	1,334	—
Gain on sale of equipment	—	—	—	911
Loss on sale of equipment	—	(2,525)	—	(2,525)
Write-down of carrying value of long-term investments	—	(3,790)	—	(3,790)
Gain on sale of long-term investment and note receivable	1,424	—	1,424	201,428

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(64,108)	(103,375)	(156,883)	(56,798)

Provision for income taxes	7,778	398	7,552	(391)
Share of loss of significantly influenced investees (Note 5)	(23,041)	—	(30,839)	(809)

NET LOSS FROM CONTINUING OPERATIONS	(79,371)	(102,977)	(180,170)	(57,998)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	3,644	10,677	19,309	25,836

NET LOSS	(75,727)	(92,300)	(160,861)	(32,162)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 12)	5,969	4,272	10,158	8,035

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(69,758)	$(88,028)	$(150,703)	$(24,127)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$(0.19)	$(0.26)	$(0.45)	$(0.13)
DISCONTINUED OPERATIONS	0.01	0.03	0.05	0.07

	$(0.18)	$(0.23)	$(0.40)	$(0.06)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	378,190	375,507	378,133	375,300

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)

			Share Purchase			Accumulated
	Share Capital		Warrants and	Beneficial	Additional	Other
	Number		Share Issuance	Conversion	Paid-In	Comprehensive	Noncontrolling
(Unaudited)	of Shares	Amount	Commitment	Feature	Capital	(Loss) Income	Interests	Deficit	Total

Balances, December 31, 2008	378,046,013	$1,485,864	$32,560	$28,883	$293,485	$(24,222)	$20,692	$(1,520,008)	$317,254
Net loss	—	—	—	—	—	—	—	(150,703)	(150,703)
Other comprehensive income (Note 11)	—	—	—	—	—	46,729	—	—	46,729

Comprehensive loss									(103,974)

Shares issued for:
Exercise of stock options	242,050	2,795	—	—	(844)	—	—	—	1,951
Share purchase plan	91,663	342	—	—	—	—	—	—	342
Convertible credit facility (Note 8)	—	—	—	481	—	—	—	—	481
Movement in noncontrolling interests (Note 12)	—	—	—	—	—	—	(3,477)	—	(3,477)
Dilution gains	—	—	—	—	16,804	—	—	—	16,804
Stock compensation charged to operations	—	—	—	—	27,532	—	—	—	27,532

Balances, September 30, 2009	378,379,726	$1,489,001	$32,560	$29,364	$336,977	$22,507	$17,215	$(1,670,711)	$256,913

The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Unaudited)	2009	2008	2009	2008

OPERATING ACTIVITIES
Cash used in operating activities (Note 13)	$(46,881)	$(77,243)	$(125,547)	$(232,920)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	1,725	1,230	38,725	29,230
Purchase of long-term investments	(35)	(13,341)	(13,495)	(26,269)
Proceeds from sale of other mineral property rights	—	—	3,000	—
Proceeds from sale of long-term investments and note receivable	2,625	—	2,625	216,730
Proceeds from redemption of other long-term investments	320	—	2,041	—
Expenditures on property, plant and equipment	(11,427)	(38,717)	(28,354)	(135,871)
Proceeds from sale of property, plant and equipment	—	47,033	—	47,033
Expenditures on other assets	(177)	(2,623)	(856)	(6,351)

Cash (used in) provided by investing activities	(6,969)	(6,418)	3,686	124,502

FINANCING ACTIVITIES
Proceeds from convertible credit facility (Note 8)	—	—	—	200,000
Proceeds from credit facilities (Note 7)	—	—	34,575	—
Repayment of credit facilities (Note 7)	(1,628)	—	(1,997)	—
Issue of share capital	2,070	893	2,293	1,680
Noncontrolling interests’ investment in subsidiaries	626	107,194	1,006	246,869

Cash provided by financing activities	1,068	108,087	35,877	448,549

EFFECT OF EXCHANGE RATE CHANGES ON CASH	26,406	(21,265)	43,527	(24,997)

NET CASH (OUTFLOW) INFLOW	(26,376)	3,161	(42,457)	315,134
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	368,029	457,667	384,110	145,694

CASH AND CASH EQUIVALENTS, END OF PERIOD	$341,653	$460,828	$341,653	$460,828

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$173,454	$191,829	$173,454	$191,829
Short-term money market instruments	168,199	268,999	168,199	268,999

	$341,653	$460,828	$341,653	$460,828

Supplementary cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2008.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2008.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2009 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2009, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.

The Company operates two reportable segments, being its coal division located in Mongolia and Indonesia, and its exploration and development division with projects located primarily in Mongolia and Australia.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Basis of presentation

For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.

(c)	Accounting changes
•
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS 168”). The FASB Accounting Standards Codification (“the Codification”) becomes the source of authoritative U.S. GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The Company adopted the provisions of the Codification on July 1, 2009. The Codification had no impact on the Company’s consolidated financial position, results of operations or cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (Continued)
•
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”) (Codified within ASC 810). SFAS 160 establishes accounting and reporting standards pertaining to (i) the nature and classification of the noncontrolling interest in the Consolidated Statement of Financial Position, (ii) attributing net income and comprehensive income to the parent and the noncontrolling interest, (iii) changes in a parent’s ownership interest in a subsidiary, and (iv) deconsolidation of a subsidiary. For presentation and disclosure purposes, SFAS 160 requires noncontrolling interests to be classified as a separate component of shareholders’ equity.

The Company adopted the provisions of SFAS 160 on January 1, 2009. Except for presentation changes, the adoption of SFAS 160 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”) (Codified within ASC 805). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. SFAS 141(R) was effective for the Company’s fiscal year beginning on January 1, 2009. The adoption of SFAS 141(R) had no impact on the Company’s consolidated financial position or results of operations.

•
In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (Codified within ASC 323), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 provides guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares, and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning on January 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s consolidated financial position or results of operations.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (Continued)
•
In October 2008, the Emerging Issues Task Force reached a consensus on EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That is Based on the Stock of an Entity’s Consolidated Subsidiary” (“EITF 08-8”) (Codified within ASC815). EITF 08-8 was effective for the Company’s fiscal year beginning on January 1, 2009 and is discussed in greater detail in Note 9.

•
In May 2008, the FASB issued FASB Staff Position (“FSP”) No. APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”) (Codified within ASC 470 and ASC 825). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. FSP APB 14-1 was effective for the Company’s fiscal year beginning on January 1, 2009 and has been applied retrospectively to all periods presented. The adoption of FSP APB 14-1 had no impact on the Company’s consolidated financial position or results of operations.

•
In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”) (Codified within ASC 820), which provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending on or after June 15, 2009, and shall be applied prospectively. The Company adopted the provisions of FSP FAS 157-4 for the interim period ended June 30, 2009. The adoption of FSP FAS 157-4 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (Continued)
•
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”) (Codified within ASC 825), which requires disclosure about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for interim and annual reporting periods ending on or after June 15, 2009. The Company adopted the provisions of FSP FAS 107-1 and APB 28-1 for the interim period ended June 30, 2009. The adoption of FSP FAS 107-1 and APB 28-1 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

•
In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (“SFAS 165”) (Codified within ASC 855). SFAS 165 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the provisions of SFAS 165 for the interim period ended June 30, 2009. The adoption of SFAS 165 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized. Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once the conditions precedent in the Investment Agreement with the Government of Mongolia have been addressed and the agreement takes full effect.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
2.	EXPLORATION EXPENSES (Continued)
Ivanhoe Mines incurred exploration and development costs as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Mongolia
Oyu Tolgoi	$22,154	$27,890	$65,117	$105,196
Coal Division	5,598	8,490	14,061	21,454
Other Mongolia Exploration	385	1,476	1,058	8,897

	28,137	37,856	80,236	135,547
Australia	11,464	16,993	26,352	37,272
Indonesia (a)	3,621	4,204	11,503	9,945
Other	245	599	899	1,443

	$43,467	$59,652	$118,990	$184,207

(a)
During the three month period ended September 30, 2009, Ivanhoe Mines became aware of the requirement for additional capital expenditures at the Mamahak coal project in Indonesia beyond what was originally budgeted to develop the project. As a result, Ivanhoe Mines has suspended future development works at Mamahak pending a more detailed operational review. Based on these developments, Ivanhoe Mines recorded a write-down of $23.0 million against the carrying value of property, plant and equipment.

3.	DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
On April 1, 2009 Ivanhoe Mines received $37.0 million of the fourth annual contingent payment, with the remaining $1.7 million received during the third quarter of 2009. This payment of $38.7 million includes $10.7 million in contingent income recognized in the first quarter of 2009.
At September 30, 2009, Ivanhoe Mines has accrued $8.6 million in relation to the fifth contingent annual payment due in March 2010.
To date, Ivanhoe Mines has received $137.9 million in proceeds from the sale of the Project.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
4.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at September 30, 2009 included SouthGobi Energy Resources Ltd.’s (Canada) (79.5% owned) (“SouthGobi”) balance of $2.7 million (December 31, 2008 — $10.3 million) and Ivanhoe Australia Ltd.’s (Australia) (82.9% owned) (“Ivanhoe Australia”) balance of $23.4 million (December 31, 2008 — $40.5 million), which were not available for Ivanhoe Mines’ general corporate purposes.
5.	LONG-TERM INVESTMENTS

	September 30,	December 31,
	2009	2008

Investments in Companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$22,792	$31,290
Exco Resources N.L. (b)	8,543	6,785
Investments “available for sale” (c)	59,429	17,870

	$90,764	$55,945

(a)
On October 3, 2008, Ivanhoe Mines closed an agreement with several strategic partners whereby Altynalmas Gold Ltd. (“Altynalmas”) issued shares to acquire a 100% participating interest in BMV and a 100% participating interest in Intergold Capital LLP (“IGC”). Both IGC and BMV are limited liability partnerships established under the laws of Kazakhstan that are engaged in the exploration and development of minerals in Kazakhstan. As a result of this transaction, Ivanhoe Mines’ investment in Altynalmas was diluted to 49%. Ivanhoe Mines ceased consolidating Altynalmas on October 3, 2008 and commenced equity accounting for its investment.

	September 30,	December 31,
	2009	2008

Amount due from Altynalmas	$66,508	$57,997
Carrying amount of equity method investment	(43,716)	(26,707)

Net investment in Altynalmas	$22,792	$31,290

(b)	During the three month period ended June 30, 2009, Ivanhoe Mines acquired an additional 5,100,000 shares of Exco Resources N.L. (“Exco”) at a cost of $965,000 (Aud$1,199,000).
During the three month period ended March 31, 2009, Ivanhoe Mines acquired 1,774,024 shares of Exco at a cost of $113,000 (Aud$169,000).
Also during the nine month period ended September 30, 2009, Ivanhoe Mines recorded a $1,156,000 (2008 — nil) equity loss on its investment in Exco.
At September 30, 2009, the market value of Ivanhoe Mines’ 20.2% investment in Exco was $13,952,000 (Aud$15,804,000).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)
(c)	Investments “available for sale”

	September 30, 2009				December 31, 2008
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain	Value	Interest	Basis	Loss	Value

Entrée Gold Inc.	14.6%	$19,957	$19,009	$38,966	14.6%	$19,957	$(8,635)	$11,322
Emmerson Resources Limited (i)	10.0%	2,891	9,874	12,765	0.0%	—	—	—
Jinshan Gold Mines Inc. (ii)	0.0%	—	—	—	0.9%	554	—	554
Intec Ltd.	5.0%	521	61	582	6.1%	521	—	521
GoviEx Gold Inc.	1.5%	1,043	—	1,043	1.5%	1,043	—	1,043
Ivanhoe Nickel & Platinum Ltd. (iii)	4.0%	5,950	—	5,950	1.9%	4,370	—	4,370
Other	—	60	63	123	—	60	—	60

		$30,422	$29,007	$59,429		$26,505	$(8,635)	$17,870

(i)
During the three month period ended June 30, 2009, Ivanhoe Mines acquired 22,610,000 common shares of Emmerson Resources Limited (“Emmerson”) and 27,900,000 Emmerson share purchase options for a total cost of $2,141,000 (Aud$2,939,000). Each Emmerson share purchase option is exercisable until June 1, 2011 to purchase an additional Emmerson common share at a price of Aud$0.20.

(ii)
During the three month period ended September 30, 2009, Ivanhoe Mines disposed of its entire 1,500,000 common shares of Jinshan Gold Mines Inc. for $1,978,000. This transaction resulted in a gain of $1,424,000 being recognized.

(iii)	During the three month period ended June 30, 2009, Ivanhoe Mines acquired 973,856 common shares of Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”) at a cost of $1,461,000.

During the three month period ended March 31, 2009, Ivanhoe Mines acquired 200,000 common shares of Ivanplats at a cost of $120,000.

As at September 30, 2009, Ivanhoe Mines held a 8.3% equity interest in Ivanplats on a fully diluted basis.
6.	OTHER LONG-TERM INVESTMENTS
As at December 31, 2008, the Company held $60.2 million principal amount of non-bank-sponsored Asset-Backed Commercial Paper (Montreal Proposal ABCP) which was recorded at a fair value of $22.3 million. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Restructuring Committee (the Committee) under the Companies’ Creditors Arrangement for the restructuring of the Montreal Proposal ABCP.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received $60.2 million of long-term investments (the Long-Term Notes) consisting of:
•	$22.7 million of MAV2 Class A-1 Notes;
•	$22.7 million of MAV2 Class A-2 Notes;
•	$4.1 million of MAV2 Class B Notes;
•	$1.5 million of MAV2 Class C Notes;
•	$1.3 million of MAV2 IA Class 1 Notes;
•	$1.0 million of MAV2 IA Class 2 Notes;
•	$0.9 million of MAV2 IA Class 3 Notes;
•	$1.2 million of MAV2 IA Class 13 Notes;
•	$1.6 million of MAV3 TA Class 14 Notes; and
•	$3.2 million of MAV3 TA Class 25 Notes.
As at September 30, 2009, the Company held $64.6 million of the Long-Term Notes. The increase from December 2008 in principal of $4.4 million was due to the strengthening of the Canadian dollar ($6.4 million), offset by principle redemptions on the Traditional Asset Notes ($2.0 million). There are currently no market quotations available for Long-Term Notes. The Company has designated the notes as held-for-trading. The notes are recorded at fair value with unrealized holding gains and losses included in earnings.
There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.
The Company has used a discounted cash flow approach to value the Long-Term Notes at September 30, 2009 incorporating the following assumptions:

Bankers Acceptance Rate:	0.30%
Discount Rates:	9% to 25%
Maturity Dates:	7.2 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
Based on the discounted cash flow model as at September 30, 2009, the fair value of the Company’s Long-Term Notes was estimated at $23.8 million. As a result of this valuation, the Company recorded an unrealized trading gain of $0.6 million for the three months ended September 30, 2009 and a gain of $nil for the nine months ended September 30, 2009.
Continuing uncertainties regarding the value of the assets that underlie the notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the long-term notes by approximately $1.4 million.
7.	AMOUNTS DUE UNDER CREDIT FACILITIES
In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.
In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility, which is secured against certain securities and other investments.
8.	CONVERTIBLE CREDIT FACILITY

	September 30,	December 31,
	2009	2008

Principal amount of convertible credit facility	$350,000	$350,000
Accrued interest	37,073	24,165

	387,073	374,165
(Deduct) add
Beneficial conversion feature	(29,364)	(28,883)
Share purchase warrants	(9,403)	(9,403)
Accretion of discount	24,021	13,249

	$372,327	$349,128

In September 2007, Rio Tinto provided Ivanhoe Mines with a $350.0 million convertible credit facility to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the Government of Mongolia. In October 2007, Ivanhoe Mines made an initial draw against the credit facility of $150.0 million. A second draw of $100.0 million was made in January 2008. The final draw on the credit facility of $100.0 million was made in April 2008.
Amounts advanced under the credit facility bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108.0 million in interest are convertible into a maximum of 45.8 million common shares of Ivanhoe Mines at a price of $10.00 per share and will be automatically converted into common shares upon maturity.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	CONVERTIBLE CREDIT FACILITY (Continued)
As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of $10.00 per share for a period of five years (Note 10 (c)). These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility, plus interest.
Amounts drawn on the credit facility are allocated to the convertible credit facility liability and incremental exercisable share purchase warrants based on their respective fair values at the time of the draw. The existence of a beneficial conversion feature is then assessed using an effective conversion price based on the proceeds allocated to the convertible credit facility liability in accordance with EITF 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” (Codified within ASC 470).
Allocating proceeds to share purchase warrants and, if necessary, a beneficial conversion feature results in discounts on the convertible credit facility liability. These discounts are recognized as accretion expense over the life of the credit facility using the effective interest rate method. Any unamortized balance of the beneficial conversion feature discount will be expensed immediately upon conversion of the credit facility.
The accounting treatment for paid-in-kind interest is the same as that described above for amounts drawn on the credit facility.
During the three and nine months ended September 30, 2009, Ivanhoe Mines capitalized $0.1 million and $0.3 million of interest expense and $0.1 million and $0.2 million of accretion expense, respectively, incurred on the convertible credit facility.
9.	DERIVATIVE CONTRACT
In November 2008, Ivanhoe Mines entered into a Share Purchase Agreement with a third party (the “Transferor”) to acquire two million shares of SouthGobi for an initial payment of $7.0 million. Contemporaneously, Ivanhoe Mines entered into an Option Agreement which provides the Transferor with the option to acquire up to two million SouthGobi shares from Ivanhoe Mines at any time on or before the third anniversary of the agreements at an escalating price agreed upon in the Option Agreement.
At the time of entering into the contract, the Option Agreement was considered a freestanding contract indexed to the stock of a consolidated subsidiary and was initially recorded as a liability at fair value and subsequently marked to fair value through earnings in accordance with EITF 00-6, “Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary” (Codified within ASC 810).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	DERIVATIVE CONTRACT (Continued)
The fair value of the option was determined using a Black-Scholes option pricing model, using the following assumptions at December 31, 2008:

Risk-free interest rate		1.05%
Expected life	1.4 years
Expected volatility		84%
Expected dividends	$	Nil
EITF 08-8 (Codified within ASC 815) states that a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is not precluded from qualifying for the first part of the scope exception in paragraph 11(a) of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” (Codified within ASC 815) or from being within the scope of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (Codified within ASC 815).
The adoption of EITF 08-8 (Codified within ASC 815) resulted in the reclassification of the fair value of the derivative contract to noncontrolling interest on January 1, 2009 (Note 12) and any subsequent changes to the fair value of the derivative contract will no longer be recorded through earnings.
During the three month period ended September 30, 2009, the Transferor exercised their option to acquire 700,000 SouthGobi shares. As a result, a portion of the fair value of the derivative contract has been removed from noncontrolling interest (Note 12).
10.	SHARE CAPITAL
(a)	Equity Incentive Plan

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Exploration	$4,513	$9,862	$16,085	$14,655
General and administrative	2,244	895	11,447	7,603

	$6,757	$10,757	$27,532	$22,258

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Ivanhoe Mines Ltd. (i)	$3,272	$1,794	$16,909	$10,503
SouthGobi Energy Resources Ltd.	1,688	1,934	5,598	4,726
Ivanhoe Australia Ltd.	1,797	7,029	5,025	7,029

	$6,757	$10,757	$27,532	$22,258

(i)
During the nine months ended September 30, 2009, 242,050 options were exercised, 6,169,200 options were cancelled and 6,350,500 options were granted. These granted options have a weighted average exercise price of Cdn$7.58, lives of seven years, and vest over periods ranging from grant date to four years. The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2009 was Cdn$4.08. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 3.5 years, a risk-free interest rate of 1.8%, an expected volatility of 74.3%, and a dividend yield of nil%. Stock-based compensation for the cancelled options of $5.2 million was charged to operations in full upon cancellation.

(b)	Rio Tinto Placement
Under the terms of the Rio Tinto Agreement, Rio Tinto is committed to take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million. Rio Tinto’s obligation to complete the second tranche of the private placement will terminate on October 27, 2009 if an Investment Agreement with the Government of Mongolia has not been finalized. On October 27, 2009, Rio Tinto exercised the second tranche private placement (also refer to Note 17).
The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at September 30, 2009:
(i)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until October 27, 2010.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placement (Continued)
(ii)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until October 27, 2011.
In addition to the share purchase warrants granted to Rio Tinto during 2006, the following were granted to Rio Tinto during 2008 and were outstanding as at September 30, 2009:
(i)	720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until October 27, 2010.
(ii)	720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until October 27, 2011.
(c)	Rio Tinto Financing
As part of the credit facility transaction disclosed in Note 8, Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of Ivanhoe Mines at a price of $10.00 per share at any time on or before October 24, 2012. These warrants may be exercised on a basis proportionate to the sum of all amounts drawn down on the facility and interest added to the principal amount of the facility. As at September 30, 2009, 35.0 million share purchase warrants were exercisable.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

Accumulated OCI at beginning of period
Investments, net of tax of $nil	$(3,674)	$10,269	$(8,635)	$17,498
Currency translation adjustments, net of tax of $nil	(11,622)	—	(18,256)	—
Noncontrolling interests	2,042	—	2,669	—

	$(13,254)	$10,269	$(24,222)	$17,498

Other comprehensive income (loss) for the period:
Changes in fair value of investments	$34,105	$(21,544)	$39,066	$(28,773)
Currency translation adjustments	4,497	(7,618)	11,131	(7,618)
Noncontrolling interests (Note 12)	(1,417)	2,609	(2,044)	2,609
Less: reclassification adjustments for gains/losses recorded in earnings:
Investments:
Other than temporary impairment charges	—	2,339	—	2,339
Gains realized on sale	(1,424)	—	(1,424)	—

Other comprehensive income (loss), before tax	35,761	(24,214)	46,729	(31,443)
Income tax recovery (expense) related to OCI	—	—	—	—

Other comprehensive income (loss), net of tax	$35,761	$(24,214)	$46,729	$(31,443)

Accumulated OCI at end of period
Investments, net of tax of $nil	$29,007	$(8,936)	$29,007	$(8,936)
Currency translation adjustments, net of tax of $nil	(7,125)	(7,618)	(7,125)	(7,618)
Noncontrolling interests	625	2,609	625	2,609

	$22,507	$(13,945)	$22,507	$(13,945)

12.	NONCONTROLLING INTERESTS
At September 30, 2009 there were noncontrolling interests in SouthGobi and Ivanhoe Australia.

	Noncontrolling Interests
	SouthGobi	Ivanhoe Australia	Total

Balance, December 31, 2008	$17,623	$3,069	$20,692

Change in noncontrolling interests arising from changes in ownership interests	669	(8)	661
Noncontrolling interests’ share of loss	(6,350)	(3,808)	(10,158)
Derivative contract (Note 9)	3,458	—	3,458
Purchase Metals division from subsidiary	518	—	518
Noncontrolling interests’ share of other comprehensive loss (Note 11)	—	2,044	2,044

Balance, September 30, 2009	$15,918	$1,297	$17,215

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	CASH FLOW INFORMATION
Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008

Net (loss) income	$(75,727)	$(92,300)	$(160,861)	$(32,162)
Income from discontinued operations	(3,644)	(10,677)	(19,309)	(25,836)
Items not involving use of cash
Stock-based compensation	6,757	10,757	27,532	22,258
Accretion expense	3,643	2,610	10,653	6,897
General and administrative expenses	1,978	—	1,978	—
Accrued mining property care and maintenance	—	—	—	448
Depreciation	3,541	2,721	7,410	5,390
Gain on sale of other mineral property rights	—	—	(3,000)	—
Write-down of carrying values of property, plant and equipment	23,029	—	23,029	4
Accrued interest expense	3,804	4,006	12,644	11,489
Unrealized gain on other long-term investments	(649)	—	(15)	—
Realized gain on redemption of other long-term investments	(198)	—	(1,334)	—
Unrealized foreign exchange (gains) losses	(23,092)	16,094	(37,298)	20,003
Share of loss of significantly influenced investees	23,041	—	30,839	809
Gain on sale of long-term investments and note receivable	(1,424)	—	(1,424)	(201,428)
Write-down of carrying value of long-term investments	—	3,790	—	3,790
Gain on sale of equipment	—	—	—	(911)
Loss on sale of equipment	—	2,525	—	2,525
Deferred income taxes	(8,673)	(441)	(8,734)	63
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	1,293	(3,128)	(5,495)	199
Inventories	(189)	(6,311)	2,724	(7,863)
Prepaid expenses	(1,290)	(1,690)	(1,983)	(4,063)
Other current assets	—	—	—	(1)
Decrease in:
Accounts payable and accrued liabilities	919	(5,199)	(2,903)	(34,531)

Cash used in operating activities	$(46,881)	$(77,243)	$(125,547)	$(232,920)

14.	FAIR VALUE ACCOUNTING
ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets of liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	FAIR VALUE ACCOUNTING (Continued)
The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2009
	Total	Level 1	Level 2	Level 3

Assets:
Long-term investments	$73,381	$60,708	$12,673	$—
Other long-term investments	23,792	—	—	23,792

	$97,173	$60,708	$12,673	$23,792

The Company’s long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.
The Company’s other long-term investments are classified within Level 3 of the fair value hierarchy and consist of Long-Term Notes received upon the completion of the Asset Backed Commercial Paper restructuring.
The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets (other long-term investments) for the nine months ended September 30, 2009.

Balance at beginning of period	$22,301
Foreign exchange gain	2,183
Fair value of other long-term investments redeemed	(707)
Unrealized gain on other long-term investments	15

Balance at end of period	$23,792

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	September 30,		December 31,
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash	$341,653	$341,653	$384,110	$384,110
Accounts receivable	33,599	33,599	47,520	47,520
Other current assets	144	144	144	144
Long-term investments	90,764	139,890	55,945	78,427
Other long-term investments	23,792	23,792	22,301	22,301

Accounts payable and accrued liabilities	37,829	37,829	41,103	41,103
Amounts due under credit facilities	52,054	52,054	15,963	15,963
Convertible credit facility	372,327	387,073	349,128	374,165
Derivative contract	—	—	5,320	5,320
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of Long-Term Notes received upon the completion of the Asset Backed Commercial Paper restructuring, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES

	Nine Months Ended September 30, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$26,078	$—	$26,078
COST OF SALES
Production and delivery	—	(16,746)	—	(16,746)
Depreciation and depletion	—	(4,243)	—	(4,243)

COST OF SALES	—	(20,989)	—	(20,989)

EXPENSES
Exploration	(95,807)	(23,183)	—	(118,990)
General and administrative	—	—	(30,778)	(30,778)
Depreciation	(3,087)	(14)	(66)	(3,167)
Mining property care and maintenance	—	—	—	—
Accretion of convertible credit facility	—	—	(10,549)	(10,549)
Accretion of asset retirement obligations	(66)	(38)	—	(104)
Gain on sale of other mineral property rights	3,000	—	—	3,000
Write-down of carrying values of property, plant and equipment	—	(23,029)	—	(23,029)

TOTAL EXPENSES	(95,960)	(67,253)	(41,393)	(204,606)

OPERATING LOSS	(95,960)	(41,175)	(41,393)	(178,528)

OTHER INCOME (EXPENSES)
Interest income	913	16	1,013	1,942
Interest expense	—	—	(13,083)	(13,083)
Foreign exchange (losses) gains	(1,065)	(1,222)	34,232	31,945
Listing fees — SouthGobi	—	(1,932)	—	(1,932)
Unrealized gain on other long-term investments	—	—	15	15
Realized gain on redemption of other long-term investments	—	—	1,334	1,334
Gain on sale of equipment	—	—	—	—
Loss on sale of equipment	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—
Gain on sale of long-term investment and note receivable	—	—	1,424	1,424

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(96,112)	(44,313)	(16,458)	(156,883)
Provision for income taxes	(168)	7,796	(76)	7,552
Share of loss of significantly influenced investees	(1,156)	—	(29,683)	(30,839)

NET LOSS FROM CONTINUING OPERATIONS	(97,436)	(36,517)	(46,217)	(180,170)
INCOME FROM DISCONTINUED OPERATIONS	—	—	19,309	19,309

NET LOSS	(97,436)	(36,517)	(26,908)	(160,861)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,808	—	6,350	10,158

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(93,628)	$(36,517)	$(20,558)	$(150,703)

CAPITAL EXPENDITURES	$2,685	$25,643	$26	$28,354

TOTAL ASSETS	$208,161	$120,471	$407,163	$735,795

During the nine months ended September 30, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to three customers. Total revenues by customer were $16.2 million, $9.6 million and $0.3 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$11,871	$—	$11,871
COST OF SALES
Production and delivery	—	(6,435)	—	(6,435)
Depreciation and depletion	—	(2,202)	—	(2,202)

COST OF SALES	—	(8,637)	—	(8,637)

EXPENSES
Exploration	(35,007)	(8,460)	—	(43,467)
General and administrative	—	—	(12,464)	(12,464)
Depreciation	(1,327)	(7)	(5)	(1,339)
Mining property care and maintenance	—	—	—	—
Accretion of convertible credit facility	—	—	(3,603)	(3,603)
Accretion of asset retirement obligations	(22)	(18)	—	(40)
Gain on sale of other mineral property rights	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	(23,029)	—	(23,029)

TOTAL EXPENSES	(36,356)	(40,151)	(16,072)	(92,579)

OPERATING LOSS	(36,356)	(28,280)	(16,072)	(80,708)

OTHER INCOME (EXPENSES)
Interest income	181	4	327	512
Interest expense	—	—	(4,066)	(4,066)
Foreign exchange (losses) gains	36	(276)	19,722	19,482
Listing fees — SouthGobi	—	(1,599)	—	(1,599)
Unrealized gain on other long-term investments	—	—	649	649
Realized gain on redemption of other long-term investments	—	—	198	198
Gain on sale of equipment	—	—	—	—
Loss on sale of equipment	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—
Gain on sale of long-term investment and note receivable	—	—	1,424	1,424

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(36,139)	(30,151)	2,182	(64,108)
Provision for income taxes	(190)	7,973	(5)	7,778
Share of loss of significantly influenced investees	(804)	—	(22,237)	(23,041)

NET LOSS FROM CONTINUING OPERATIONS	(37,133)	(22,178)	(20,060)	(79,371)
INCOME FROM DISCONTINUED OPERATIONS	—	—	3,644	3,644

NET LOSS	(37,133)	(22,178)	(16,416)	(75,727)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,752	—	4,217	5,969

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(35,381)	$(22,178)	$(12,199)	$(69,758)

CAPITAL EXPENDITURES	$987	$10,430	$10	$11,427

TOTAL ASSETS	$208,161	$120,471	$407,163	$735,795

During the three months ended September 30, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to three customers. Total revenues by customer were $7.5 million, $4.1 million and $0.3 million.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Nine Months Ended September 30, 2008
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$—	$—
COST OF SALES
Production and delivery	—	—	—	—
Depreciation and depletion	—	—	—	—

COST OF SALES	—	—	—	—

EXPENSES
Exploration	(144,640)	(39,567)	—	(184,207)
General and administrative	—	—	(19,375)	(19,375)
Depreciation	(4,766)	(95)	(529)	(5,390)
Mining property care and maintenance	—	—	(10,342)	(10,342)
Accretion of convertible credit facility	—	—	(6,496)	(6,496)
Accretion of asset retirement obligations	(57)	—	(344)	(401)
Gain on sale of other mineral property rights	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	—	(4)	(4)

TOTAL EXPENSES	(149,463)	(39,662)	(37,090)	(226,215)

OPERATING LOSS	(149,463)	(39,662)	(37,090)	(226,215)

OTHER INCOME (EXPENSES)
Interest income	454	1,698	5,607	7,759
Interest expense	—	—	(11,973)	(11,973)
Foreign exchange (losses) gains	(596)	(794)	(21,003)	(22,393)
Listing fees — SouthGobi	—	—	—	—
Unrealized gain on other long-term investments	—	—	—	—
Realized gain on redemption of other long-term investments	—	—	—	—
Gain on sale of equipment	—	—	911	911
Loss on sale of equipment	(2,525)	—	—	(2,525)
Write-down of carrying value of long-term investments	—	—	(3,790)	(3,790)
Gain on sale of long-term investment and note receivable	—	—	201,428	201,428

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(152,130)	(38,758)	134,090	(56,798)
Provision for income taxes	(193)	—	(198)	(391)
Share of loss of significantly influenced investees	—	—	(809)	(809)

NET LOSS FROM CONTINUING OPERATIONS	(152,323)	(38,758)	133,083	(57,998)
INCOME FROM DISCONTINUED OPERATIONS	—	—	25,836	25,836

NET LOSS	(152,323)	(38,758)	158,919	(32,162)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	8,035	—	—	8,035

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(144,288)	$(38,758)	$158,919	$(24,127)

CAPITAL EXPENDITURES	$65,844	$52,937	$17,090	$135,871

TOTAL ASSETS	$322,094	$113,490	$472,454	$908,038

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2008
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$—	$—	$—
COST OF SALES
Production and delivery	—	—	—	—
Depreciation and depletion	—	—	—	—

COST OF SALES	—	—	—	—

EXPENSES
Exploration	(43,932)	(15,720)	—	(59,652)
General and administrative	—	—	(5,125)	(5,125)
Depreciation	(2,583)	(25)	(113)	(2,721)
Mining property care and maintenance	—	—	(5,895)	(5,895)
Accretion of convertible credit facility	—	—	(2,448)	(2,448)
Accretion of asset retirement obligations	(18)	—	(144)	(162)
Gain on sale of other mineral property rights	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	—	—	—

TOTAL EXPENSES	(46,533)	(15,745)	(13,725)	(76,003)

OPERATING LOSS	(46,533)	(15,745)	(13,725)	(76,003)

OTHER INCOME (EXPENSES)
Interest income	413	590	2,090	3,093
Interest expense	—	—	(4,124)	(4,124)
Foreign exchange (losses) gains	661	(2,004)	(18,683)	(20,026)
Listing fees — SouthGobi	—	—	—	—
Unrealized gain on other long-term investments	—	—	—	—
Realized gain on redemption of other long-term investments	—	—	—	—
Gain on sale of equipment	—	—	—	—
Loss on sale of equipment	(2,525)	—	—	(2,525)
Write-down of carrying value of long-term investments	—	—	(3,790)	(3,790)
Gain on sale of long-term investment and note receivable	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(47,984)	(17,159)	(38,232)	(103,375)
Provision for income taxes	(36)	—	434	398
Share of loss of significantly influenced investees	—	—	—	—

NET LOSS FROM CONTINUING OPERATIONS	(48,020)	(17,159)	(37,798)	(102,977)
INCOME FROM DISCONTINUED OPERATIONS	—	—	10,677	10,677

NET LOSS	(48,020)	(17,159)	(27,121)	(92,300)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	4,272	—	—	4,272

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(43,748)	$(17,159)	$(27,121)	$(88,028)

CAPITAL EXPENDITURES	$20,560	$12,469	$5,688	$38,717

TOTAL ASSETS	$322,094	$113,490	$472,454	$908,038

17.	SUBSEQUENT EVENTS
The Company has evaluated subsequent events through November 13, 2009, the date the financial statements were issued, and noted the following subsequent events that required disclosure.
(a)
On October 6, 2009, the Company, with its subsidiary, Ivanhoe Mines Mongolia Inc LLC (“IMMI”), and Rio Tinto, signed the long-awaited Investment Agreement with the Government of Mongolia establishing a comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi copper-gold mining complex in Mongolia’s SouthGobi Region.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	SUBSEQUENT EVENTS (Continued)
The agreement created a partnership between the Mongolian Government – which will acquire a 34% interest in Oyu Tolgoi’s license holder, IMMI, and Ivanhoe Mines, which will retain a controlling 66% interest in IMMI. Provisions of the Investment Agreement include protection of the parties’ investments in the Oyu Tolgoi Project, the amount and term of the parties’ investments in the Oyu Tolgoi Project, the right to realize the benefits of such investments, the conduct of mining with minimum environmental impact and progressive rehabilitation, the social and economic development of the South Gobi Region and the creation of thousands of new jobs in Mongolia.
The Shareholders’ Agreement, which was also signed on October 6, 2009, establishes the basis upon which the Government of Mongolia will, through its wholly state-owned company, Erdenes MGL LLC, acquire an initial 34% equity interest in IMMI and provides for the respective rights and obligations of the parties as shareholders of IMMI. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will arrange financing for Erdenes’ portion of the investment capital needed for the project.
The Oyu Tolgoi Investment Agreement will take full effect once a number of conditions precedent have been addressed to the satisfaction of Ivanhoe Mines and Rio Tinto. The main conditions precedent in the Investment Agreement, which in certain cases have already been completed, are as follows:
•	The Feasibility study for the Oyu Tolgoi project must be considered in accordance with the laws and regulations of Mongolia.
•	The balance of existing income-tax losses, capitalized expenses, outstanding tax liabilities or credits, must be confirmed and settled by the tax office.
•	The balance of existing shareholder loans must be audited and agreed upon after the audit.
•	Any company restructuring of IMMI and non-Oyu Tolgoi assets that is required to execute the agreement must be completed.
•	A standing working committee must be established with members of the government and IMMI to provide a means to expedite permits, customs clearances or general government administration.
•	Ivanhoe Mines’ interests in exploration licences 3148X and 3150X, held by Entrée LLC, must be transferred to IMMI and be converted to mining licences by the government.
•	Rio Tinto must exercise Tranche 2 in accordance with its partnership agreement with Ivanhoe Mines to take ownership of 19.9% of Ivanhoe Mines.
(b)
On October 27, 2009, Rio Tinto completed Tranche 2 of the original October 2006 private placement financing – consisting of 46.3 million shares of the Company at $8.38 per share – for proceeds to the Company of $388 million. The financing increased Rio Tinto’s equity ownership in the Company from 9.9% to 19.7%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
17.	SUBSEQUENT EVENTS (Continued)
(c)
On October 6, 2009, IMMI agreed to purchase three Treasury Bills (“T-Bills”) from the Government of Mongolia, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The effective rate of interest on the T-Bills is 3.0%. Each T-Bill will mature on the fifth anniversary from the date of its respective issuance.

a.	The initial T-Bill, with a face value of $115 million, was purchased on October 20, 2009. The purchase price was $100 million.
b.	A second T-Bill, with a face value of $57.5 million, will be purchased for $50 million within 14 days of the satisfying of all conditions precedent to the Investment Agreement.
c.
The final T-Bill, having a face value of $115 million, will be purchased for $100 million within 14 days of IMMI fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or June 30, 2011, whichever date is earlier.

(d)
On October 26, 2009, SouthGobi announced that it had entered into a financing agreement with a wholly-owned subsidiary of China Investment Corporation (CIC) for $500 million in the form of a secured, convertible debenture bearing interest at 8.0% with a maximum term of 30 years.

3	Interim Report for the three and nine month periods ended September 30, 2009.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At November 13, 2009, the Company had 424.9 million common shares issued and outstanding and warrants and stock options outstanding for 150.2 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and nine month periods ended September 30, 2009, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2008. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 30.
The effective date of this MD&A is November 13, 2009.
OVERVIEW
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE THIRD QUARTER OF 2009
HIGHLIGHTS
•
On October 6, 2009, Ivanhoe Mines and its strategic partner, Rio Tinto, joined with the Government of Mongolia in a state ceremony for the signing of an Investment Agreement for the Oyu Tolgoi copper-gold project. The Investment Agreement establishes a stable legal, fiscal and regulatory environment for the construction and operation of the Oyu Tolgoi mining complex.

•
On October 27, 2009, Ivanhoe Mines received $388 million from Rio Tinto, increasing Rio Tinto’s equity ownership in Ivanhoe Mines to 19.7%. The additional funds will be used to help build and commission the open-pit mine and to advance development of the underground block-cave mine at Ivanhoe Mines’ Oyu Tolgoi copper-gold project in Mongolia.

•
Exploration work continued at Oyu Tolgoi utilizing proprietary, deep-probing Zeus™ induced polarization (IP) survey technology on the first 12-kilometre section of the Oyu Tolgoi copper-gold mineralized trend. The IP anomalies outlining the deposits have been dramatically extended and there is important potential to significantly increase Oyu Tolgoi’s current gold and copper resources through expanded drilling programs. The Company expects to release initial Zeus survey results in the near future.

•
On October 26, 2009, Ivanhoe Mines’ 79%-owned subsidiary, SouthGobi Energy Resources (SGQ — TSX.V), entered into a financing arrangement with a wholly-owned subsidiary of China Investment Corporation for $500 million in the form of a secured, convertible debenture. The funds primarily will support an accelerated coal expansion program in Mongolia. SouthGobi reported coal sales in Q3’09 of approximately 457,000 tonnes from its Ovoot Tolgoi mine in southern Mongolia.

•
In November 2009, Ivanhoe Mines’ 83%-owned subsidiary, Ivanhoe Australia (IVA — ASX) received its initial, independent NI 43-101-compliant resource estimate for its Merlin Project in northwestern Queensland.

•
The Oyu Tolgoi Project’s 2009 Integrated Development Plan (IDP-09) is being updated based on the terms of the signed Investment Agreement. The IDP-09 is being prepared for Ivanhoe Mines by several of the world’s foremost engineering, mining and environmental consultants, led by GRD Minproc and including Stantec (formerly McIntosh) Engineering.

•
In Q3’09, Ivanhoe Mines expensed $43.5 million in exploration and development activities, compared with $59.7 million in Q3’08. In Q3’09, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:
1. Selected Quarterly Data
2. Review of Operations
A. Exploration Activities
B. Discontinued Operations
C. Administrative and Other
3. Liquidity and Capital Resources
4. Share Capital
5. Outlook
6. Off-Balance-Sheet Arrangements
7. Contractual Obligations
8. Changes in Accounting Policies
9. Critical Accounting Estimates
10. Recent Accounting Pronouncements
11. International Financial Reporting Standards
12. Risks and Uncertainties
13. Related-Party Transactions
14. Changes in Internal Control over Financial Reporting
15. Qualified Persons
16. Cautionary Statements
17. Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
($ in millions of dollars, except per share information)	2009	2009	2009	2008
Revenue	$11.9	$10.7	$3.5	$3.1
Exploration expenses	(43.5)	(38.1)	(37.4)	(76.0)
General and administrative	(12.5)	(10.5)	(7.8)	(8.1)
Foreign exchange gains (losses)	19.5	21.7	(9.3)	(40.6)
Writedown of other long-term investments	—	—	—	(18.0)
Net (loss) income from continuing operations	(73.4)	(29.9)	(66.7)	(168.1)
Income from discontinued operations	3.6	5.0	10.7	8.1
Net (loss) income	(69.8)	(24.9)	(56.0)	(160.0)

Net (loss) income per share – basic
Continuing operations	$(0.19)	$(0.08)	$(0.18)	$(0.45)
Discontinued operations	$0.01	$0.01	$0.03	$0.02
Total	$(0.18)	$(0.07)	$(0.15)	$(0.43)

Net (loss) income per share – diluted
Continuing operations	$(0.19)	$(0.08)	$(0.18)	$(0.45)
Discontinued operations	$0.01	$0.01	$0.03	$0.02
Total	$(0.18)	$(0.07)	$(0.15)	$(0.43)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2008	2008	2008	2007
Revenue	$0.0	$0.0	$0.0	$0.0
Exploration expenses	(59.7)	(67.3)	(57.3)	(96.6)
General and administrative	(5.1)	(7.5)	(6.8)	(9.0)
Foreign exchange (losses) gains	(20.0)	(1.0)	(1.3)	2.3
Writedown of other long-term investments	—	—	—	(24.5)
Gain on sale of long-term investments	—	201.4	—	—
Net (loss) income from continuing operations	(98.7)	118.3	(69.6)	(265.5)
Income from discontinued operations	10.7	9.2	6.0	11.9
Net (loss) income	(88.0)	127.5	(63.6)	(253.6)

Net (loss) income per share – basic
Continuing operations	$(0.26)	$0.32	$(0.19)	$(0.71)
Discontinued operations	$0.03	$0.02	$0.02	$0.04
Total	$(0.23)	$0.34	$(0.17)	$(0.67)

Net (loss) income per share – diluted
Continuing operations	$(0.26)	$0.29	$(0.19)	$(0.71)
Discontinued operations	$0.03	$0.02	$0.02	$0.04
Total	$(0.23)	$0.31	$(0.17)	$(0.67)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international mining company with operations in Central Asia and the Asia Pacific region. The Company is primarily engaged in exploration activities, although a major portion of its expenditures relate directly to development work at its Oyu Tolgoi Project. Principal assets include:
•
Ivanhoe Mines’ 100%-owned Oyu Tolgoi Copper and Gold Project in southern Mongolia. Once the Investment Agreement with the Government of Mongolia takes full effect, Ivanhoe Mines will own 66% of the Oyu Tolgoi Project.

•
Ivanhoe Mines’ 79% stake in SouthGobi, which is producing and selling coal from its Ovoot Tolgoi Mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian and Indonesian coal prospects.

•
Ivanhoe Mines’ 83% stake in Ivanhoe Australia, which is exploring its Cloncurry Iron-Oxide-Copper-Gold (IOCG) Project in Queensland and has entered into a joint venture on exploration tenements in the Tennant Creek Mineral Field in Australia’s Northern Territory.

•	Ivanhoe Mines’ 49% interest in Altynalmas Gold, which owns the Bakyrchik and Bolshevik Gold Projects in Kazakhstan.
In Q3’09, Ivanhoe Mines recorded a net loss of $69.8 million (or $0.18 per share), compared to a net loss of $88.0 million (or $0.23 per share) in Q3’08, representing a decrease of $18.2 million. Results for Q3’09 were mainly affected by $43.5 million in exploration expenses, $12.5 million in general and administrative expenses, $4.1 million in interest expense, $23.0 million write-down of property, plant and equipment and $23.0 million in share of loss of significantly influenced investees. These amounts were offset by $3.6 million in income from discontinued operations and $19.5 million in mainly unrealized foreign exchange gains.
Exploration expense of $43.5 million in Q3’09 decreased $16.2 million from $59.7 million in Q3’08. The exploration expenses included $28.1 million spent in Mongolia ($37.9 million in Q3’08), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $11.5 million incurred by Ivanhoe Australia ($17.0 million in Q3’08). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines expects to commence capitalizing Oyu Tolgoi development costs once the Investment Agreement conditions precedent have been addressed and the agreement takes full effect.
Ivanhoe Mines’ cash position, on a consolidated basis at September 30, 2009, was $341.7 million. As at November 13, 2009, Ivanhoe Mines’ current consolidated cash position is approximately $600 million.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A.	EXPLORATION ACTIVITIES
In Q3’09, Ivanhoe Mines expensed $43.5 million in exploration and development activities, compared to $59.7 million in Q3’08. In Q3’09, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.
Summary of exploration and development expenditures by location:

	Three Months ended September 30,
(Stated in $000’s of dollars)	2009	2008
Mongolia
Oyu Tolgoi	$22,154	$27,890
Coal Division	5,598	8,490
Other Mongolia Exploration	385	1,476

	28,137	37,856
Australia	11,464	16,993
Indonesia	3,621	4,204
Other	245	599

	$43,467	$59,652

MONGOLIA
OYU TOLGOI COPPER-GOLD PROJECT
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of copper, gold and molybdenum contained in a porphyry system that has been established to date along a structural corridor that extends over 20 kilometres. Mineral resources have been identified in a series of deposits along this corridor, including the Southern Oyu group of deposits, the Hugo Dummett Deposit and the Heruga Deposit. In March 2008, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc Limited was released. This estimate can be found in the 2008 Annual Information Form on www.sedar.com.
In Q3’09, Ivanhoe Mines incurred exploration expenses of $22.2 million at Oyu Tolgoi compared to the $27.9 million incurred in Q3’08. The $22.2 million included a significant portion of expenditures related directly to development work. It is expected that Ivanhoe Mines will commence capitalizing Oyu Tolgoi development costs once the Investment Agreement conditions precedent have been addressed and the agreement takes full effect.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Rio Tinto increased its interest in Ivanhoe Mines to 19.7%
On October 27, 2009, Rio Tinto completed Tranche 2 of the original October 2006 private placement financing – consisting of 46,304,473 Ivanhoe Mines shares at $8.38 per share – for proceeds to Ivanhoe Mines of $388 million. The financing increased Rio Tinto’s equity ownership in Ivanhoe Mines from 9.9% to 19.7%.
The proceeds of $388 million will be used to help build and commission the open-pit mine at Oyu Tolgoi and to advance development of the underground block-cave mine.
Under the current agreement with Ivanhoe Mines, Rio Tinto has rights to subscribe for common shares from Ivanhoe Mines’ representing up to 43.1% of Ivanhoe Mines and, during the next two years, Rio Tinto may increase this stake to a maximum of 46.6% through purchases on the open market.
Ivanhoe Mines and Rio Tinto signed long-term Investment Agreement with the Mongolian Government to build and operate Oyu Tolgoi
On October 6, 2009, Ivanhoe Mines, with its subsidiary, Ivanhoe Mines Mongolia Inc. LLC (IMMI), and Rio Tinto, signed the long-awaited Investment Agreement with the Government of Mongolia establishing a comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi Region. The signing, at a state ceremony in Ulaanbaatar, was attended by invited guests and dignitaries including the President, the Prime Minister, the Speaker of Mongolia’s Parliament (the State Great Khural), Cabinet members, members of Parliament and representatives of the international diplomatic and business communities. The ceremony culminated nine years of exploration successes that have established Oyu Tolgoi as one of the world’s largest, undeveloped copper-gold porphyry projects, and nearly six years of negotiations with the Government of Mongolia for an Investment Agreement.
The agreement created a partnership between the Mongolian Government – which will acquire a 34% interest in Oyu Tolgoi’s licence holder, IMMI – and Ivanhoe Mines, which will retain a controlling 66% interest in IMMI. Provisions of the Investment Agreement include protection of the parties’ investments in the Oyu Tolgoi Project, the amount and term of the parties’ investments in the Oyu Tolgoi Project, the right to realize the benefits of such investments, the conduct of mining with minimum environmental impact and progressive rehabilitation, the social and economic development of the South Gobi Region and the creation of thousands of new jobs in Mongolia.
The Shareholders’ Agreement, which was also signed on October 6, 2009, establishes the basis upon which the Government of Mongolia will, through its wholly state-owned company, Erdenes MGL LLC (Erdenes), acquire the initial 34% equity interest in IMMI and provides for the respective rights and obligations of the parties as shareholders of IMMI. The Shareholders’ Agreement also addresses the circumstances and the requirements pursuant to which Ivanhoe Mines and Rio Tinto will arrange financing for Erdenes’ portion of the investment capital needed for the Project.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Mongolian Parliament, through a special resolution approved on July 16, 2009, authorized the Government to finalize the Agreement. As mandated by the resolution, the terms of the Investment Agreement were consistent with or authorized under current laws and regulations applicable in Mongolia. The draft agreement was accepted by the Government’s Cabinet and Mongolia’s National Security Council – consisting of the Prime Minister, the President and Speaker of the State Great Khural.
Four Mongolian laws were changed to clear the way for an Oyu Tolgoi Investment Agreement. On August 25, 2009, the Mongolian Parliament approved amendments to the laws, including the insertion of a sunset provision to cancel the 68% windfall profits tax on copper and gold effective January 1, 2011.
A 50-year assurance of stability
Given the extent of the discoveries associated with the Oyu Tolgoi Project and the potential for additional discoveries, Ivanhoe Mines and the Government of Mongolia agreed that the Investment Agreement should conform with the provision of Mongolia’s current Minerals Law specifying that certain deposits of strategic importance qualify for 30 years of stabilized tax rates and regulatory provisions, with an option of extending the term of the Investment Agreement for an additional 20 years.
Major taxes and rates stabilized for the life of the agreement include: corporate income tax; customs duty; value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax.
IMMI will receive a 10% investment tax credit on all capital expenditures and investments made throughout the initial Oyu Tolgoi construction period. Any future taxes introduced will not be imposed on the project unless future legislation is more favourable, in which case Ivanhoe Mines may request the more favourable treatment. If Mongolia enters a tax or bilateral treaty that provides greater benefits to the investor, Ivanhoe Mines may request the benefit of such law, regulation or treaty to help ensure that a stable taxation and operating environment is maintained.
Mongolia will join Ivanhoe Mines and Rio Tinto as a partner in Oyu Tolgoi
Mongolia’s state-owned company, Erdenes, will acquire a 34% interest in the Oyu Tolgoi Project within 14 days of the Investment Agreement taking effect — after the conditions precedent contained in the Investment Agreement have been satisfied.
Provisions of the Investment Agreement and Shareholders’ Agreement also include:
•	Ivanhoe Mines will arrange financing for the construction of Oyu Tolgoi within two years of the Investment Agreement taking effect. Production must begin within five years of financing being secured.
•
Ivanhoe Mines will fund the construction of Oyu Tolgoi through loans and equity during the construction and initial production periods. Ivanhoe Mines will receive loan repayments, redemption of the equity, dividends and interest at a rate of 9.9%, adjusted to the US CPI. Erdenes will nominate three directors and Ivanhoe Mines will nominate six directors to the nine-member IMMI board of directors.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
•
Ivanhoe Mines will nominate the management team that will be responsible for Oyu Tolgoi’s core operations. Management services payments will be received, based on capital and operating costs, through the construction period and after production begins.

•
The Government will have the option to purchase an additional equity interest of 16% of IMMI, at an agreed upon fair-market value, one year after the expiry of the initial 30-year term of the Investment Agreement and following the start of the permitted 20-year extension. This additional equity interest would give the government a total maximum interest of 50% of IMMI for the remainder of the Oyu Tolgoi Project’s operational life. Ivanhoe Mines would continue to hold management rights over the project and hold a deciding vote at board and shareholder meetings.

Procedural and administrative conditions to be satisfied
The Oyu Tolgoi Investment Agreement will take full effect once a number of conditions precedent have been addressed to the satisfaction of Ivanhoe Mines and Rio Tinto.
The main conditions precedent in the Investment Agreement, which in certain cases have already been completed, are as follows:
•	The Feasibility study for the Oyu Tolgoi project must be considered in accordance with the laws and regulations of Mongolia.
•	The balance of existing income-tax losses, capitalized expenses, outstanding tax liabilities or credits, must be confirmed and settled by the tax office.
•	The balance of existing shareholder loans must be audited and agreed upon after the audit.
•	Any company restructuring of IMMI and non-Oyu Tolgoi assets that is required to execute the agreement must be completed.
•	A standing working committee must be established with members of the government and IMMI to provide a means to expedite permits, customs clearances or general government administration.
•	Ivanhoe Mines’ interests in exploration licences 3148X and 3150X, held by Entrée LCC, must be transferred to IMMI and be converted to mining licences by the government.
•	Rio Tinto must exercise Tranche 2 in accordance with its partnership agreement with Ivanhoe Mines to take ownership of 19.9% of Ivanhoe Mines.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
Mongolian Government Treasury Bills purchased by IMMI
On October 6, 2009, IMMI agreed to purchase three Treasury Bills (T-Bills) from the Government of Mongolia, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The effective rate of interest on the T-Bills is 3.0%. Each T-Bill will mature on the fifth anniversary from the date of its respective issuance.
•	The initial T-Bill, with a face value of $115 million, was purchased on October 20, 2009. The purchase price was $100 million.
•	A second T-Bill, with a face value of $57.5 million, will be purchased for $50 million within 14 days of the satisfying of all conditions precedent to the Investment Agreement.
•
The final T-Bill, having a face value of $115 million, will be purchased for $100 million within 14 days of IMMI fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or June 30, 2011, whichever date is earlier.

Present status of work at Oyu Tolgoi
The 1,385-metre Shaft No. 1 has been completed at Oyu Tolgoi and is supporting the initial development program underway for the Hugo North underground block-cave mine. The underground lateral development currently covers a total of 1,430 metres, with development rates exceeding initial estimates. In addition, surface works for the construction of Shaft No. 2 have been completed.
Site earthworks have been undertaken in preparation for the laying of the concentrator foundation. An initial 1,800-person construction camp has been built and the construction warehousing facility is nearing completion.
By mid-October 2009, engineering for the concentrator facility was 73% complete and engineering for the required infrastructure was 50% complete.
Key management for construction and operations has been engaged and is in place in Mongolia in preparation for the start of full-scale construction.
Ivanhoe Mines has continued to advance mine planning and engineering. The Oyu Tolgoi Project’s Integrated Development Plan (IDP-09) is being updated based on the terms of the signed Investment Agreement. IDP-09 is being prepared for Ivanhoe Mines by several of the world’s foremost engineering, mining and environmental consultants, led by GRD Minproc and including Stantec (formerly McIntosh) Engineering.
Oyu Tolgoi Exploration
Oyu Tolgoi exploration continued on the area between Southwest Oyu and Heruga; Zeus™ IP survey technology deployed in first full field test
During Q3’09, Ivanhoe Mines completed 2,350 metres of drilling on the Oyu Tolgoi Project, entirely in the area between the established Southwest Oyu and Heruga Deposits, within Ivanhoe Mines’ 100%-owned Oyu Tolgoi Mining Licence. Two holes were drilled by the one drill rig available. Drill hole OTD1495 is a vertical hole 1,000 metres northeast of the previously reported thick intersection in OTD1487A, targeting the same mineralized zone; it was lost at 1,951 metres in the conglomerate that overlies the mineralization. A daughter hole, OTD1495A, is a northeast-oriented wedge off OTD1495, commencing at 1,140 metres. The hole intersected the top of mineralization at 2,034 metres, and went on to intersect 280 metres of 0.84% copper to 2,314 metres, followed by a 16-metre unmineralized dyke, then by 47.2 metres of 1.32% copper from 2,330 metres to the end of the hole at 2,377 metres. The hole ended, due to drilling difficulties in 1.8% copper mineralization. Hole OTD1487A completed in December 2008 intersected 369 metres grading 0.83 g/t gold, 0.53% copper, and 64 ppm molybdenum (1.09% copper equivalent). This hole included an intersection of 78 metres grading 2.13 g/t gold, 0.82% copper and 126 ppm molybdenum (2.24% copper equivalent) between 2258 and 2,336 metres downhole. The mineralization is rich in bornite and appears to be very similar to that in the Hugo Dummett Deposit.

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(Stated in U.S. dollars, except where noted)
In Q2’09, Ivanhoe Mines and GoviEx Gold entered into an agreement to inaugurate the proprietary Zeus technology at Oyu Tolgoi in an expanded induced-polarization (IP) survey to test the full extent, on strike and at depth, of the Oyu Tolgoi copper and gold mineralized trend. The Zeus IP transmitter has been designed to increase the effectiveness and productivity of exploration surveys through improved resolution of targets and host geology, enabling real-time investigation of mineralized targets to extended depths. The multiple A-B electrode spacings, up to 20 kilometres wide, allows for a much greater understanding of the deep mineralization in this area. GoviEx Gold is an Asia-based mineral exploration company that utilizes proprietary geophysical technology and expertise to conduct exploration activities at the regional, district and mine scale.
Using Zeus, the IP anomalies outlining the deposits have been dramatically extended, indicating important potential to significantly increase Oyu Tolgoi’s current gold and copper resources through expanded drilling programs. An update on the initial Zeus survey results is expected to be issued in the near future.
Three rigs, including one underground rig to be set up on the 1300-metre level near the Hugo North Deposit, are being used in the current drilling program directed at expanding the the Oyu Tolgoi Project’s resources and reserves.
MONGOLIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (79% owned)
SouthGobi secured $500 million convertible debenture financing from China Investment Corporation
On October 26, 2009, SouthGobi announced that it had entered into a financing agreement with a wholly-owned subsidiary of China Investment Corporation (CIC) for $500 million in the form of a secured, convertible debenture bearing interest at 8.0% (6.4% payable in cash and 1.6% payable in SouthGobi shares, where the number of shares to be issued is calculated based on the 50-day volume-weighted average price (VWAP), with a maximum term of 30 years.

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(Stated in U.S. dollars, except where noted)
The conversion price is set as the lower of C$11.88 or the 50-day VWAP at the date of conversion, with a floor price of C$8.88 per share. Assuming full conversion at the base price of C$11.88 and that any conversion occurs following SouthGobi achieving a 25% public float (on an as converted for the debenture loan basis), CIC’s overall shareholding interest in SouthGobi would be approximately 22%.
SouthGobi and CIC each have various rights to call conversion of the debenture into common shares. CIC has the right to convert the debenture, in whole or in part, into common shares 12 months after the date of issue. SouthGobi has the right to call for the conversion of up to US$250 million of the debenture on the earlier of 24 months after the issue date, if the market price of its common shares is greater than C$10.66, or upon SouthGobi achieving a public float of 25% of its common shares under certain agreed circumstances. If SouthGobi fully exercises its conversion right immediately following its achieving a 25% public float (on an as converted for the debenture loan basis) and assuming conversion at the C$11.88 base price, CIC’s initial shareholding interest in SouthGobi would be approximately 11%.
After five years from the issuance of the convertible debenture, at any time that the VWAP of SouthGobi’s shares for 50 consecutive business days is 20% higher than the floor price of C$8.88, SouthGobi can convert any remaining outstanding portion of the convertible debenture into SouthGobi shares at the conversion price, which is set as the lower of C$11.88 or the 50-day VWAP at the date of conversion, with a floor price of C$8.88 per share.
The financing primarily will support the accelerated investment program in Mongolia and up to $120 million of the financing also may be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.
Expansion planned for SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi Region, 45 kilometres north of Mongolia’s border with China.
During early 2009, SouthGobi, and other regional coal exporters, experienced difficulties expediting coal shipments across the Mongolia-China border due to sporadic openings at the Ceke crossing. In January 2009, SouthGobi curtailed production to preserve cash and to manage stockpiles. By the end of Q2’09, the operating hours at the border crossing had increased to 11 hours a day, six days a week, enabling SouthGobi to increase its coal sales and draw down its coal stockpiles. With the increasing sales and reductions in its coal inventory, SouthGobi resumed non-stop mining operations effective July 1, 2009.
In July 2009, Chinese and Mongolian authorities agreed to build a designated coal transportation corridor at the Shivee Khuren-Ceke border crossing. This facility is under construction and is expected to be operational by late 2009. When completed, it will permit coal to be transported across the border through three corridors that are separate from non-coal traffic. SouthGobi believes that these improvements to the border crossing capacity will allow it to continue to substantially increase the amount of coal it ships into China.
Coal sales in Q3’09 were approximately 457,000 tonnes, an increase from the Q2’09 coal sales of approximately 384,000 tonnes. SouthGobi recognized revenue of $11.9 million in Q3’09 at an average realized selling price of approximately $28 per tonne. Cost of sales was $8.6 million in Q3’09, which comprised the cost of the product sold, mine administration costs, equipment depreciation, and depletion of stripping costs. Total cash costs per tonne of coal sold in Q3’09 were $13.41, compared with $18.13 for Q2’09. The decrease primarily was due to SouthGobi resuming full mining operations in Q3’09. Operational costs were expensed in Q2’09 due to the full mine shutdown and therefore resulted in higher total cash costs in Q2’09.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
In April 2008, SouthGobi purchased a second fleet of coal-mining equipment that is scheduled to be commissioned in Q4’09. The new shovel/truck mining fleet consists of a Liebherr 996 hydraulic excavator with a 34-cubic-metre bucket and four Terex MT4400 218-tonne-capacity trucks. The new fleet will supplement the existing mine fleet consisting of a Liebherr 994 hydraulic excavator with a 13.5-cubic-metre bucket and seven Terex TR100 91-tonne-capacity trucks.
Additional equipment will be required as production at the mine expands, including larger hydraulic shovels, larger dump trucks, bulldozers and graders. SouthGobi has entered into an agreement for a third fleet that will be delivered in mid-2010, with an additional fleet likely to be ordered for 2011. The larger equipment will increase productivity. However, SouthGobi will continue to employ the smaller initial fleet in areas of thinner seams and to supplement the larger equipment.
SouthGobi is currently completing construction of the Ovoot Tolgoi customs bonded yard situated to the east of the Sunset Pit boundary. This is a customs controlled impound area which will allow mine operations to safely and efficiently load coal trucks destined for China from the stockpiles under the direct supervision of Mongolian customs officers.
Ovoot Tolgoi resources updated
On October 12, 2009, SouthGobi completed a pre-feasibility study for the Ovoot Tolgoi Mine resulting in the identification of Proven and Probable Mineral Reserves. The independent estimate prepared by Norwest Corporation (Norwest) calculated 114.1 million tonnes of Proven and Probable surface coal reserves at July 1, 2009.
Surface Mineable Reserves as of July 1, 2009

	ASTM Coal	Proven	Probable	Total
Reserve Area	Rank	(million tonnes)	(million tonnes)	(million tonnes)
Ovoot Tolgoi Mine	hvB to hvA*	105.0	9.1	114.1

*	hvB to hvA — high-volatile bituminous coal B to A rank based on ASTM D388 standards
Total Surface and Underground Coal Resource Summary as of June 1, 2009
SouthGobi also received an updated, independent NI 43-101-compliant resource estimate for the Ovoot Tolgoi Complex, prepared by Norwest.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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(Stated in U.S. dollars, except where noted)
The Ovoot Tolgoi surface and underground resources contain measured plus indicated coal resources of 249.8 million tonnes, with an additional inferred coal resource of 33.5 million tonnes as at June 1, 2009.

		Resource		In-Place Resources
		Limits Depth		(million tonnes)
Area	Type	(metres)	ASTM Group	Measured	Indicated	Inferred
Sunrise Field	Surface	Surface to 250m	hvB to hvA*	53.8	15.7	4.9
Sunset Field	Surface	Surface to 250m	hvB to hvA	82.1	19.4	8.1

Sub-Total				135.9	35.1	13.0

Sunrise Field	Underground	250m to 600m	hvB to hvA	11.2	5.2	11.2
Sunset Field	Underground	250m to 600m	mhB to hvA	34.6	27.8	9.3

Sub-Total				45.8	33.0	20.5

Total				181.7	68.1	33.5

*	hvB to hvA — high-volatile bituminous coal B to A rank based on ASTM D388 standards
Ovoot Tolgoi resources are found in two different resource areas, referred to as the Sunrise and Sunset Fields (formerly the South-East and West Fields, respectively). The Mineral Resources are inclusive of the Mineral Reserves.
Initial resources reported for Soumber Deposit
The Soumber Deposit is approximately 20 kilometres east of the Ovoot Tolgoi Mine and approximately 50 kilometres northeast of the Shivee Khuren-Ceke border crossing.
On October 12, 2009, SouthGobi received an initial, independent NI 43-101-compliant resources estimate for the Soumber Deposit. The Soumber central field resources consist of measured coal resources of 13.1 million tonnes, indicated coal resources of 8.3 million tonnes and inferred coal resources of 55.5 million tonnes. Laboratory data demonstrated that some coal seams possess the potential of coking-coal characteristics. The Soumber Deposit has potential to increase coal resources to the east and to the west, as well as at depth.
Due to its proximity to the Ovoot Tolgoi Mine, the Soumber Deposit likely will be able to share common infrastructure with the Ovoot Tolgoi Mine. SouthGobi has initiated mine planning and will submit an application for a mining licence for development of this project.

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INDONESIA
COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (79% owned)
SouthGobi suspends operations at Mamahak Coal Project, Indonesia
SouthGobi holds an 85% interest in the Mamahak Project in East Kalimantan, Indonesia.
In early January 2009, SouthGobi announced that a location permit was issued, which allows SouthGobi to commence surface coal mining at Mamahak.
On October 12, 2009, SouthGobi released an updated independent resource estimate, as of September 11, 2009, prepared by SMG Consultants (SMG). The updated resource estimate limits the maximum vertical strip ratio to 20:1. SouthGobi’s independent consultant, SMG estimated the E resource block to host 5.5 million tonnes of measured resources, 2.6 million tonnes of indicated resources and 41,000 tonnes of inferred resources. SMG estimated the SW resource block to host 1.4 million tonnes of measured resources, 570,000 tonnes of indicated resources and 120,000 tonnes of inferred resources.
As SouthGobi progressed with efforts to prepare for the mining and shipment of the targeted 30,000 tonne trial cargo from Mamahak, SouthGobi became aware of the requirement for additional capital expenditure beyond what was originally budgeted to develop the project. After the initial review of the project expenditures and related budgets, SouthGobi has suspended further development works at Mamahak pending a detailed operational review and analysis. As a result of the suspension, SouthGobi recorded an impairment of $23.0 million for the Mamahak Project in Q3’09.
AUSTRALIA
IVANHOE AUSTRALIA (83% owned)
Ivanhoe Australia’s Merlin molybdenum and rhenium deposit received initial NI 43-101 Mineral Resource estimate
Ivanhoe Australia incurred exploration expenses of $11.5 million in Q3’09, compared to $17.0 million in Q3’08. The decrease largely was due to Ivanhoe Australia’s concentrated focus on the Merlin project and a decrease in its greenfields exploration.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Elliott, Mount Dore and Starra Line. During Q3’09, drilling was focused on the Merlin infill drilling, exploration drilling testing the geochemical anomalies going six kilometres north of Merlin and at Lanham’s Shaft where copper had been mined on a small-scale in the past.

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In November 2009, Ivanhoe Mines received an initial, independent NI 43-101-compliant resource estimate for the high-grade Merlin molybdenum and rhenium deposit, which comprises part of Ivanhoe Australia’s Mt. Dore Project in the Cloncurry District in northwestern Queensland.
Mt. Dore is a polymetallic deposit containing copper, zinc, silver, gold, lead, cobalt, molybdenum and rhenium within the Kuridala Formation. In December 2008, an infill drilling program in the northern part of the Mt. Dore area intersected significant molybdenum-rhenium (Mo-Re) mineralization. The Mo-Re mineralization represents a new discovery, now known as the Merlin deposit. Drilling is ongoing at the Merlin deposit to expand the zone of high-grade molybdenite and rhenium mineralization along strike and to depth.
The initial, independent NI 43-101 resource estimate for the Merlin Deposit was based on results from 129 drill holes, totalling 28,366 metres, completed to June 30, 2009. The NI 43-101-compliant Technical Report on Mt. Dore (including the Merlin Zone) has been filed on www.sedar.com.

Cut-off	Resource	Tonnes	Mo	Re	Cu	Ag	Mo	Re
(Mo %)	Category	(millions)	(%)	(g/t)	(%)	(g/t)	(tonnes)	(kilograms)
0.3	Indicated	5.2	1	16	0.2	4	52,000	83,000
0.1	Indicated	10	0.6	10	0.1	3	58,000	97,000

0.3	Inferred	3.5	0.8	14	0.3	4	28,000	49,000
0.1	Inferred	5.8	0.5	10	0.3	4	29,000	58,000
Preliminary development project studies for Merlin are underway to evaluate suitable mining and processing alternatives for the Merlin Project.
Ivanhoe Australia continued metallurgical testing to assist in design of the optimal process flowsheet. Initial testwork has demonstrated that the molybdenum and rhenium can be readily floated with high recovery into a bulk concentrate. Samples have been selected to allow full testing throughout the orebody.
Design studies and cost estimates for decline access and mining of Merlin continued. The initial design phase of the decline is now complete. The geotechnical drilling commenced in July to enable further assessment of the decline portal site and decline path. During Q3’09, a tender process commenced for selecting the mining contractor for the exploratory phase of the Merlin Decline. The tender period closed in early October with the preferred contractor being selected. The award of the exploration decline contract is subject to Ivanhoe Australia Board approval.
The conceptual design of a mill including a molybdenum and rhenium downstream processing facility is underway to produce molybdenum trioxide and rhenium perrhenate. Roasting and autoclave options are being investigated.

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Regional Exploration
Ivanhoe Australia holds 13 Exploration Permits for Minerals (EPMs) and 20 Mining Leases (MLs) for a total of 1,523 square kilometres, in the Cloncurry area. Ivanhoe Australia also has 12 EPM applications in process, covering 114 square kilometres.
Regional exploration in Q3’09 included 4,693 metres of reverse circulation drilling on 11 prospects and 5,481 metres of diamond drilling on six prospects. Drilling on Ivanhoe Australia’s tenements in Q3’09 focused on brownfields exploration between Merlin and Metal Ridge North as well as Langham’s Shaft on the north-eastern parts of the tenements.
KAZAKHSTAN
Drilling underway at Bakyrchik Gold Project
Altynalmas Gold has commenced an initial 33,000-metre deep-level drilling program at the Bakyrchik Gold Project intended to upgrade the present mineral resource to provide the basis for future project financing. The drilling program is expected to be completed by April 2011. In addition, Altynalmas Gold plans to commence a 6,000-metre, near-surface drilling program in early 2010 to drill open-pit targets. Following the completion of the drilling program, Altynalmas Gold plans to complete a feasibility study.
Construction of a 100,000-tonne-per-year rotary kiln (Pilot Roaster) began in September 2007 and was completed in December 2008. The purpose of the Pilot Roaster plant is to assess the viability of single-stage roasting, using a rotary kiln as outlined in the work program approved by Kazakhstan’s Ministry of Energy and Mineral Resources. On April 18, 2009, a decision was made to shut down the Pilot Roaster until further modifications were made to the ore preparation and rotary kiln. The Pilot Roaster is in the process of being re-commissioned. Given an increased understanding of the mineralogical characteristics of the Bakyrchik ores, it remains unlikely that recoveries greater than 60% can be achieved by single-stage roasting. Following this realization Altynalmas Gold has recorded an impairment against the carrying value of the Pilot Roaster. Included in Ivanhoe Mines’ share of equity loss for Altynalmas of $22.2 million is an amount of $19.2 million in relation to this impairment. Altynalmas Gold believes that a recovery of 45% would justify the continued operation of the Pilot Roaster Plant to treat surface stockpiles.
Following the completion of laboratory bench-scale and pilot testwork the solution to successfully treating Bakyrchik ores appears to be fluidized-bed roasting involving two stages: a reductive first stage, followed by an oxidative second stage. Whereas the reductive first stage volatizes and drives off arsenic, the oxidative stage oxidizes sulphur and carbon. Altynalmas Gold believes that gold recoveries of 85% to 88% can be realized in a commercial-scale plant. Following pilot testwork, the technology is scalable into commercial use. Preliminary design work has commenced as part of a pre-feasibility study.

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CHINA
Exploration continues in Northern China, focusing on high-quality gold, silver and copper projects for acquisition
Reconnaissance field exploration and target generation in northern China, reinitiated in late March has been completed in early October. Seven high-priority targets have been generated for follow-up exploration, and these consist of low-sulfidation epithermal, orogenic shear-hosted and intrusive-related gold-silver targets. These include four targets currently held under licence by local companies and three within open, unlicenced ground. Initial approaches are being made to holders of the existing licences, with an aim of completing detailed due diligence sampling programs to further refine potential prospectivity and the formulation of initial MOU agreements to either commit to joint-venture cooperation or direct purchase of these licences. With respect to targets identified in open, unlicenced ground, approaches to applicable local, district and provincial-level government agencies has been initiated and the results of these discussions will direct the appropriate licensing methodology for each unlicenced target.
Due diligence assessments of over twenty existing gold, silver, copper and base-metal exploration licences promoted to Ivanhoe Mines by various private companies and government geological bureau brigades within Inner Mongolia, will be conducted through Q4’09. This will consist of detailed licence geological, geochemical and geophysical data reviews, followed by field geological assessments, including systematic sampling of each licence.
EXECUTIVE CHANGES
Andrew Harding, Rio Tinto’s new Chief Executive, Copper, was appointed to Ivanhoe Mines’ Board of Directors on November 5, 2009.
Based in London, Mr. Harding provides management oversight to the Copper Group, which comprises Kennecott Utah Copper, Kennecott Minerals Company and the Resolution copper project in the U.S., interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia and Palabora in South Africa and the La Granja copper project in Peru, as well as the Oyu Tolgoi copper-gold partnership with Ivanhoe Mines in Mongolia.
Mr. Harding joined Rio Tinto in 1992, initially working for Hamersley Iron. He went on to hold operating roles within the Energy, Aluminium and Iron Ore product groups, including at the Mount Thorley, Hunter Valley, Weipa, Mount Tom Price, Marandoo and Brockman mines. In 2007, he became Global Practice Leader, Mining, within Rio Tinto’s Technology & Innovation group. Prior to his new executive role, Mr. Harding was President and Chief Executive Officer of Kennecott Utah Copper.
Mr. Harding succeeds Bret Clayton as Rio Tinto’s representative on the Ivanhoe Mines Board. Mr. Clayton, who served on the Board since May 2007, recently was appointed to the new role of Group Executive, Business Support and Operations, for Rio Tinto.

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B. DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006.
The first contingent annual payment of $28.2 million was received by Ivanhoe Mines in 2006, the second contingent annual payment of $20.3 million was received in 2007 and the third contingent annual payment of $29.2 million was received in 2008.
On April 1, 2009, Ivanhoe Mines received an amount of $37.0 million in relation to the fourth annual contingent payment and a further $1.7 million was received in Q3’09.
To date, Ivanhoe Mines has received $137.9 million in proceeds from the sale of Savage River.
At September 30, 2009, Ivanhoe Mines has accrued an $8.6 million receivable in relation to the fifth contingent annual payment due in March 2010. This amount is calculated based upon the actual tonnes of iron ore sold during the six-month period ended September 30, 2009, and the escalating price formula.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q3’09 were $12.5 million, an increase of $7.4 million from Q3’08 ($5.1 million). The increase includes an additional $1.3 million non-cash stock compensation expense related mainly to options granted during Q3’09 and $3.7 million in general consulting costs.
Interest income. Interest income in Q3’09 of $0.5 million was $2.6 million less than Q3’08 ($3.1 million) primarily due to significantly lower interest rates being achieved in 2009.
Interest expense. The $4.1 million in interest expense for Q3’09 is consistent with Q3’08 ($4.1 million). This balance consists mainly of accrued interest on the convertible credit facility with Rio Tinto.
Foreign exchange gain. The $19.5 million foreign exchange gain during Q3’09 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during the quarter. The majority of this foreign exchange gain ($23.1 million) was unrealized at September 30, 2009.
Share of loss on significantly influenced investees. The $23.0 million share of loss on significant influenced investees in Q3’09 represents Ivanhoe Mines’ share of Exco’s and Altynalmas Gold’s net loss. Ivanhoe Mines had no significantly influenced investees in Q3’08.

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RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $46.9 million of cash used in operating activities from continuing operations in Q3’09 primarily was the result of $39.0 million in cash exploration expenditures and a $0.7 million change in non-cash operating working capital.
Investing activities. The $7.0 million of cash used in investing activities in Q3’09 included $1.7 million received as part of the fourth annual payment from the sale of the Savage River operation as well as $2.6 million from the sale of long-term investments. These receipts were offset by $11.4 million used in property, plant and equipment purchases mainly relating to Ovoot Tolgoi.
Financing activities. The $1.1 million in cash provided by financing activities was mainly attributable to $2.1 million received from the exercise of stock options offset by $1.6 million in repayments of credit facilities.
Liquidity and Capital Resources
At September 30, 2009, Ivanhoe Mines’ consolidated working capital deficiency was $23.2 million, including cash and cash equivalents of $341.7 million, compared with working capital of $402.0 million and cash and cash equivalents of $384.1 million at December 31, 2008. The change in the working capital position from December 2008 is a result of classifying the Rio Tinto convertible credit facility as a current liability in Q3’09 due to its September 2010 maturity date. Included in the September 30, 2009, cash and cash equivalents balance of $341.7 million was $2.7 million of SouthGobi’s cash and cash equivalents and $23.4 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.
On October 27, 2009, Rio Tinto completed Tranche 2 of the original October 2006 private placement financing which resulted in proceeds of $388 million being received. As at November 13, 2009, Ivanhoe Mines’ current consolidated cash position is approximately $600 million. Ivanhoe Mines, based on its current cash position, believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
As Ivanhoe Mines and Rio Tinto progress toward completion of the conditions precedent, Ivanhoe Mines is advancing its financing plan for the project. Ivanhoe Mines’ current consolidated cash position, together with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe Mines’ warrants and rights, for a total of $1.2 billion, will provide the foundation for the funding of the Oyu Tolgoi project.
Ivanhoe Mines also has begun to assess the availability of debt financing for the development of Oyu Tolgoi. Discussions are being held with potential project lenders. Based on that review, the Company believes that the remaining funding requirements for the Project can be fulfilled primarily through debt. The Company is in discussions with a number of investment banks to advance its debt financing, with the intention of raising funds in 2010. Numerous sovereign wealth funds, international banks and multilateral agencies have made unsolicited approaches to Ivanhoe Mines and expressed direct interest in participating in project financing arrangements.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, other current assets, long-term investments, other long-term investments, accounts payable, amounts due under credit facilities and the convertible credit facility.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the convertible credit facility and amounts due under credit facilities. Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.
SHARE CAPITAL
At November 13, 2009, the Company had a total of:
•	424.9 million common shares outstanding.

•
21.7 million incentive stock options outstanding, with a weighted average exercise price of C$8.76 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$16.79 per share.

•
46.0 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between $8.38 and $8.54 per share (Series A warrants). These warrants are exercisable until October 27, 2010.

•
46.0 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between $8.38 and $9.02 per share (Series B warrants). These warrants are exercisable until October 27, 2011.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
35.0 million Series C share purchase warrants outstanding granted to Rio Tinto as part of the $350.0 million credit facility agreement, with an exercise price of $10.00 per share. These warrants are exercisable until October 24, 2012.

•
1.4 million share purchase warrants outstanding with an exercise price of C$3.15 per share. These warrants were granted to Rio Tinto under certain anti-dilution provisions in the 2006 Private Placement Agreement (Anti-Dilution warrants). These warrants are divided into two series and have lives identical to the Series A warrants and B warrants.

OUTLOOK
The information below is in addition to the disclosure concerning specific operations included in the Review of Operations section of this MD&A.
General Economic Conditions
The markets in which Ivanhoe Mines expects to sell its products have seen significant improvements. Base and precious metal prices have increased significantly in 2009. There has been an improvement in the demand for coal, particularly in Asia. While world-wide economic conditions continue to improve and stability appears to be returning to financial and commodity markets, there continues to be significant concern about the short and medium term global economic outlook. Specifically, the cost of obtaining capital has increased and there continues to be a limited availability of funds. Accordingly, management is reviewing the effects of the current conditions on Ivanhoe Mines’ business.
Exchange rates
The sale of our coal products are denominated in US dollars.
The Company holds a portion of its cash resources in currencies other than the US$. The Company expects to incur future expenditures in currencies other than the US$, most notably Canadian and Australian dollar expenditures. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
Capital Expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions and its expectation of the Investment Agreement taking full effect in the near future.
The IDP-09 will provide an updated estimate of the Oyu Tolgoi Project’s expected capital and operating costs, production levels and the timetable for development.
See “Liquidity and Capital Resources” for more information on Ivanhoe Mine’s financing plans for the Oyu Tolgoi Project.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
An agreement was executed with Rio Tinto in 2008 that provided for the purchase by Rio Tinto of certain project equipment already purchased by Ivanhoe Mines and the funding of future equipment purchases while Ivanhoe Mines and Rio Tinto continue to engage the Government of Mongolia in discussions toward an acceptable Investment Agreement. In aggregate, Ivanhoe Mines received approximately $121.5 million in 2008 from the sale of the equipment to Rio Tinto. In addition, Rio Tinto can require Ivanhoe Mines to repurchase the equipment that has been sold to Rio Tinto – and any other equipment purchased by Rio Tinto as part of this agreement – within three months after the funding of its Tranche 2 investment. Ivanhoe Mines also has a right of first refusal to repurchase the equipment if Rio Tinto deems it appropriate to use the equipment elsewhere.
Other information
The Company is actively involved in advancing several other projects. These activities are expected to continue through the remainder of 2009, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its activities on its Cloncurry tenements and Tennant Creek joint-venture; and Altynalmas Gold, which is re-commissioning the Pilot Roaster at the Bakyrchik Mine. At the present time, SouthGobi and Ivanhoe Australia have sufficient funds to advance their operations and development plans for 2009. Altynalmas Gold is reviewing its operating plans to determine the amount of funding that it will require from its shareholders, of which Ivanhoe Mines owns 49%.
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended September 30, 2009, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at September 30, 2009, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2008.
Subsequent to September 30, 2009, there have been two significant changes in Ivanhoe Mines contractual obligations and commercial commitments:
•
On October 6, 2009 Ivanhoe Mines’ subsidiary, IMMI, agreed to purchase three T-Bills from the Government of Mongolia having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. On October 20, 2009, IMMI purchased the initial $100 million T-Bill. IMMI is committed to purchase the second $50 million T-Bill within 14 days of the conditions precedent having been addressed and purchase the final $100 million T-Bill within 14 days of having fully drawn down the financing necessary to enable the full and complete construction of the Oyu Tolgoi Project or June 30, 2011, whichever date is earlier.

•
An agreement was executed with Rio Tinto in 2008 that provided for the purchase by Rio Tinto of certain project equipment already purchased by Ivanhoe Mines and the funding of future equipment purchases while Ivanhoe Mines and Rio Tinto continued to engage the Government of Mongolia in discussions toward an acceptable Investment Agreement. At the time of the agreement, Ivanhoe Mines received approximately $121.5 million from the sale of the equipment to Rio Tinto. Under the terms of an agreement Rio Tinto has an option to put this equipment to Ivanhoe Mines during the three months following the completion of the funding of Tranche 2. This option period therefore commenced on October 27, 2009 when the Tranche 2 proceeds were received.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CHANGES IN ACCOUNTING POLICIES
On January 1, 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (SFAS 141(R)). SFAS 141(R) changes accounting for acquisitions that close beginning in 2009. More transactions and events will qualify as business combinations and will be accounted for at fair value under the new standard. SFAS 141(R) promotes greater use of fair values in financial reporting. Some of the changes will introduce more volatility into earnings. The adoption of SFAS 141(R) had no impact on the Company’s consolidated financial position or results of operations.
On January 1, 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (SFAS 160). SFAS 160 establishes accounting and reporting standards pertaining to (i) the nature and classification of the noncontrolling interest in the Consolidated Statement of Financial Position, (ii) attributing net income and comprehensive income to the parent and the noncontrolling interest, (iii) changes in a parent’s ownership interest in a subsidiary, and (iv) deconsolidation of a subsidiary. Except for presentation changes, the adoption of SFAS 160 had no impact on the Company’s consolidated financial position, results of operations or cash flows.
On January 1, 2009, the Company prospectively adopted the provisions of the Emerging Issues Task Force (EITF) consensus on Issue No. 08-6, “Equity Method Investment Accounting Considerations” (EITF 08-6), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 provides guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares, and accounting for a change in an investment from the equity method to the cost method. The adoption of EITF 08-6 had no impact on the Company’s consolidated financial position or results of operations.
On January 1, 2009, the Company adopted the provisions of EITF 08-8, “Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount that is Based on the Stock of an Entity’s Consolidated Subsidiary” (EITF 08-8). EITF 08-8 states that a financial instrument for which the payoff to the counterparty is based, in whole or in part, on the stock of an entity’s consolidated subsidiary is not precluded from qualifying for the first part of the scope exception in paragraph 11(a) of FAS 133, “Accounting for Derivative Instruments and Hedging Activities” or from being within the scope of EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”. The adoption of EITF 08-8 resulted in the reclassification of the fair value of the derivative contract to noncontrolling interest on January 1, 2009 and any subsequent changes to the fair value of the derivative contract will no longer be recorded through earnings.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
On January 1, 2009, the Company adopted the provisions of the FASB issued FASB Staff Position (FSP) No. APB 14-1, “Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (FSP APB 14-1). FSP APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under FAS 133. Convertible debt instruments within the scope of FSP APB 14-1 are not addressed by the existing APB 14-1. FSP APB 14-1 requires that the liability and equity components of convertible debt instruments within the scope of FSP APB 14-1 be separately accounted for in a manner that reflects the entity’s nonconvertible borrowing rate. This requires an allocation of the convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component will be reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. The adoption of FSP APB 14-1 had no impact on the Company’s consolidated financial position or results of operations.
In April 2009, the Company adopted the provisions of the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (FSP FAS 157-4). FSP No. FAS 157-4 provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending on or after June 15, 2009, and shall be applied prospectively. The adoption of FSP FAS 157-4 had no impact on the Company’s consolidated financial position or results of operations.
In April 2009, the Company adopted the provisions of the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1), which requires disclosure about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP FAS 107-1 and APB 28-1 is effective for interim and annual reporting periods ending on or after June 15, 2009. The adoption of the provisions of FSP FAS 107-1 and APB 28-1 had no impact on the Company’s consolidated financial position or results of operations.
In May 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 165, “Subsequent Events” (SFAS 165). SFAS 165 establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The adoption of SFAS 165 had no impact on the Company’s consolidated financial position, results of operations or cash flows.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In June 2009, the Company adopted the provisions of the FASB issued Statement of Financial Accounting Standards No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (SFAS 168). The FASB Accounting Standards Codification (the Codification) becomes the source of authoritative U.S. GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The adoption of SFAS 168 had no impact on the Company’s consolidated financial position, results of operations or cash flows.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2008.
RECENT ACCOUNTING PRONOUNCEMENTS
There were no recently issued United States accounting pronouncements other than those the Company previously disclosed in it MD&A for the year ended December 31, 2008 or those already adopted in 2009 and disclosed under “Changes in Accounting Policies”.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, Ivanhoe Mines is not required to convert to IFRS effective January 1, 2011.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2008.
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2008.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Stated in $000’s of dollars)	2009	2008	2009	2008
Global Mining Management (a)	$1,876	$2,034	$5,269	$5,695
Ivanhoe Capital Aviation LLC (b)	1,485	960	4,455	2,880
Fognani & Faught, PLLC (c)	(149)	301	60	561
Rio Tinto plc (d)	2,156	230	6,423	1,963
Ivanhoe Capital Services Ltd. (e)	172	150	448	371

	$5,540	$3,675	$16,655	$11,470

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008
Exploration	$2,156	$230	$6,423	$1,963
Legal	(149)	301	60	561
Office and adminstrative	566	643	1,566	1,864
Salaries and benefits	1,482	1,541	4,151	4,202
Travel (including aircraft rental)	1,485	960	4,455	2,880

	$5,540	$3,675	$16,655	$11,470

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Accounts receivable and accounts payable at September 30, 2009, included $0.2 million and $5.3 million, respectively (December 31, 2008 — $0.1 million and $3.2 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
(a)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(b)	Ivanhoe Capital Aviation LLC (Aviation) is a private company 100% owned by the Company’s Chairman. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.
(c)	An officer of a subsidiary of Ivanhoe Mines is associated with Fognani & Faught, PLLC, a legal firm which provides legal services to Ivanhoe Mines.
(d)	Rio Tinto owns 19.7% of Ivanhoe Mines. Rio Tinto provides engineering related services for the Oyu Tolgoi Project on a cost-recovery basis.
(e)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100% owned by the Company’s Chairman. ICS provides management services out of Singapore on a cost-recovery basis.
During the nine months ended September 30, 2009, Ivanhoe Mines purchased 1.2 million common shares of Ivanplats for consideration of $1.6 million. Ivanplats is a private company and is related to Ivanhoe Mines by certain directors in common. Ivanhoe Mines currently owns approximately 8.3% of Ivanplats on a fully diluted basis.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended September 30, 2009, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2008, and other continuous disclosure documents filed by the Company since January 1, 2009, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting the timely satisfaction of conditions precedent to the effectiveness of the Investment Agreement; future equity investments in Ivanhoe Mines by Rio Tinto; the availability of project financing for the Oyu Tolgoi Project; expansion of the reserves and resources identified to date at the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project: the estimated timing and cost of bringing the Oyu Tolgoi Project into production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the anticipated future production for the Ovoot Tolgoi Coal Mine; the potential improvement of the export conditions at the Ceke border between Mongolia and China; the planned commissioning of a second fleet and third fleet of coal-mining equipment to expand Ovoot Tolgoi’s production capacity; the completion of a Scoping Study for the Merlin Project; the planned drilling program and feasibility study at the Bakyrchik Gold Project; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Form 52-109F1
Certification of interim filings – full certificate
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended September 30, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings.
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 13, 2009

“John Macken” John Macken
President and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F1
Certification of interim filings – full certificate
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended September 30, 2009.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings.
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 13, 2009

“Tony Giardini” Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

November 13, 2009
Ivanhoe Mines announces financial results and review
of operations for the third quarter of 2009
Ivanhoe Mines, Rio Tinto and Government of Mongolia
enter into landmark Oyu Tolgoi Investment Agreement
SINGAPORE — Ivanhoe Mines Ltd. today announced its results for the quarter ended September 30, 2009. All figures are in US dollars, unless otherwise stated.
HIGHLIGHTS DURING THE QUARTER AND SUBSEQUENT WEEKS
•
On October 6, Ivanhoe Mines and its strategic partner, Rio Tinto, joined with the Government of Mongolia in a state ceremony for the signing of an Investment Agreement for the Oyu Tolgoi copper-gold project. The Investment Agreement establishes a stable legal, fiscal and regulatory environment for the construction and operation of the Oyu Tolgoi mining complex.

•
On October 27, Ivanhoe received $388 million from Rio Tinto, increasing Rio Tinto’s equity ownership in Ivanhoe Mines to 19.7%. The additional funds will be used to help build and commission the open-pit mine and to advance development of the underground block-cave mine at Ivanhoe’s Oyu Tolgoi copper-gold project in Mongolia.

•
Exploration work continued at Oyu Tolgoi utilizing proprietary, deep-probing Zeus™ induced polarization (IP) survey technology on the first 12-kilometre section of the Oyu Tolgoi copper-gold mineralized trend. The IP anomalies outlining the deposits have been dramatically extended and there is important potential to significantly increase Oyu Tolgoi’s current gold and copper resources through expanded drilling programs. The company expects to release initial Zeus survey results in the near future.

•
On October 26, Ivanhoe’s 79%-owned subsidiary, SouthGobi Energy Resources (SGQ — TSX.V), entered into a financing agreement with a wholly-owned subsidiary of China Investment Corporation for $500 million in the form of a secured, convertible debenture. The funds primarily will support an accelerated coal expansion program in Mongolia. SouthGobi reported coal sales in Q3’09 of approximately 457,000 tonnes from its Ovoot Tolgoi mine in southern Mongolia.

•	In November, Ivanhoe Mines’ 83%-owned subsidiary, Ivanhoe Australia (IVA — ASX), received its initial, independent NI 43-101 resource estimate for its Merlin Project in northwestern Queensland.
•
The Oyu Tolgoi Project’s Integrated Development Plan (IDP-09) is being updated based on the terms of the signed Investment Agreement. The IDP-09 is being prepared for Ivanhoe Mines by several of the world’s foremost engineering, mining and environmental consultants, led by GRD Minproc and including Stantec (formerly McIntosh) Engineering.

•
In Q3’09, Ivanhoe Mines expensed $43.5 million in exploration and development activities, compared with $59.7 million in Q3’08. In Q3’09, Ivanhoe Mines’ exploration activities were largely focused in Mongolia and Australia.

MONGOLIA: OYU TOLGOI COPPER-GOLD PROJECT
Rio Tinto increased its interest in Ivanhoe Mines to 19.7%
On October 27, 2009, Rio Tinto completed Tranche 2 of its private placement financing as part of the strategic partnership announced between the companies in October 2006. Tranche 2 consisted of 46,304,473 Ivanhoe Mines shares at $8.38 per share, for proceeds to Ivanhoe Mines of $388 million. The financing increased Rio Tinto’s equity ownership in Ivanhoe Mines from 9.9% to 19.7%.
The proceeds of $388 million will be used to help build and commission the open-pit mine at Oyu Tolgoi and to advance development of the underground block-cave mine.
Under the current agreement with Ivanhoe Mines, Rio Tinto has rights to subscribe for common shares from Ivanhoe Mines’ representing up to 43.1% of Ivanhoe Mines and, during the next two years, Rio Tinto may increase this stake to a maximum of 46.6% through purchases on the open market.
Ivanhoe Mines and Rio Tinto signed long-term Investment Agreement with the Mongolian Government to build and operate Oyu Tolgoi
On October 6, 2009, Ivanhoe Mines, with its subsidiary, Ivanhoe Mines Mongolia Inc. LLC (IMMI), and Rio Tinto, signed the long-awaited Investment Agreement with the Government of Mongolia, establishing a long-term, comprehensive framework for maintaining a stable tax and operating environment for the construction and operation of the Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi Region. The signing, at a state ceremony in Ulaanbaatar, was attended by invited guests and dignitaries, including the President, the Prime Minister, the Speaker of Mongolia’s Parliament (the State Great Khural), Cabinet members, members of Parliament and representatives of the international diplomatic and business communities. The ceremony culminated nine years of exploration successes that have established Oyu Tolgoi as one of the world’s largest, undeveloped copper-gold porphyry projects, and nearly six years of negotiations with the Government of Mongolia for an Investment Agreement.
The agreement created a partnership between the Mongolian Government – which will acquire a 34% interest in Oyu Tolgoi’s licence holder, IMMI – and Ivanhoe Mines, which will retain a controlling 66% interest in IMMI. Provisions of the Investment Agreement include protection of the parties’ investments in the Oyu Tolgoi Project, the amount and term of the parties’ investments in the Oyu Tolgoi Project, the right to realize the benefits of such investments, the conduct of mining with minimum environmental impact and progressive rehabilitation, the social and economic development of the South Gobi Region and the creation of thousands of new jobs in Mongolia.
The Mongolian Parliament, through a special resolution approved on July 16, 2009, authorized the Government to finalize the Agreement. As mandated by the resolution, the terms of the Investment Agreement were consistent with or authorized under current laws and regulations applicable in Mongolia. The draft agreement was accepted by the Government’s Cabinet and Mongolia’s National Security Council – consisting of the Prime Minister, the President and Speaker of the State Great Khural.
Four Mongolian laws were changed to clear the way for an Oyu Tolgoi Investment Agreement. On August 25, the Mongolian Parliament approved amendments to the laws, including the insertion of a sunset provision to cancel the 68% windfall profits tax on copper and gold effective January 1, 2011.

2

A 50-year assurance of stability
Given the extent of the discoveries associated with the Oyu Tolgoi Project and the potential for additional discoveries, Ivanhoe Mines and the Government of Mongolia agreed that the Investment Agreement should conform with the provision of Mongolia’s current Minerals Law specifying that certain deposits of strategic importance qualify for 30 years of stabilized tax rates and regulatory provisions, with an option of extending the term of the Investment Agreement for an additional 20 years.
Major taxes and rates stabilized for the life of the agreement include: corporate income tax; customs duty; value-added tax; excise tax; royalties; exploration and mining licences; and immovable property and/or real estate tax.
IMMI will receive a 10% investment tax credit on all capital expenditures and investments made throughout the initial Oyu Tolgoi construction period. Any future taxes introduced will not be imposed on the project unless future legislation is more favourable, in which case Ivanhoe Mines may request the more favourable treatment. If Mongolia enters a tax or bilateral treaty that provides greater benefits to the investor, Ivanhoe Mines may request the benefit of such law, regulation or treaty to help ensure that a stable taxation and operating environment is maintained.
Mongolia will join Ivanhoe Mines and Rio Tinto as a partner in Oyu Tolgoi
Mongolia’s state-owned company, Erdenes MGL LLC, will acquire a 34% interest in the Oyu Tolgoi Project within 14 days of the Investment Agreement taking effect — after the conditions precedent contained in the Investment Agreement have been satisfied.
Provisions of the Investment Agreement and Shareholders’ Agreement also include:
•	Ivanhoe Mines will arrange financing for the construction of Oyu Tolgoi within two years of the Investment Agreement taking effect. Production must begin within five years of financing being secured.
•
Ivanhoe Mines will fund the construction of Oyu Tolgoi through loans and equity during the construction and initial production periods. Ivanhoe Mines will receive loan repayments, redemption of the equity, dividends and interest at a rate of 9.9%, adjusted to the US CPI. Erdenes will nominate three directors and Ivanhoe will nominate six directors to the nine-member IMMI board of directors.

•
Ivanhoe Mines will nominate the management team that will be responsible for Oyu Tolgoi’s core operations. Management services payments will be received, based on capital and operating costs, through the construction period and after production begins.

•
The Government will have the option to purchase an additional equity interest of 16% of IMMI, at an agreed upon fair-market value, one year after the expiry of the initial 30-year term of the Investment Agreement and following the start of the permitted 20-year extension. This additional equity interest would give the government a total maximum interest of 50% of IMMI for the remainder of the Oyu Tolgoi Project’s operational life. Ivanhoe Mines would continue to hold management rights over the project and hold a deciding vote at board and shareholder meetings.

3

Mongolian Government Treasury Bills purchased by IMMI
On October 6, 2009, IMMI agreed to purchase three Treasury Bills (T-Bills) from the Government of Mongolia, having an aggregate face value of $287.5 million, for the aggregate sum of $250 million. The effective rate of interest on the T-Bills is 3.0%. Each T-Bill will mature on the fifth anniversary from the date of its respective issuance.
•	The initial T-Bill, with a face value of $115 million, was purchased on October 20, 2009. The purchase price was $100 million.
•	A second T-Bill, with a face value of $57.5 million, will be purchased for $50 million within 14 days of the satisfying of all conditions precedent to the Investment Agreement.
•
The final T-Bill, having a face value of $115 million, will be purchased for $100 million within 14 days of IMMI fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or June 30, 2011, whichever date is earlier.

Present status of work at Oyu Tolgoi
The 1,385-metre Shaft No. 1 has been completed at Oyu Tolgoi and is supporting the initial development program underway for the Hugo North underground block-cave mine. The underground lateral development currently covers a total of 1,430 metres, with development rates exceeding initial estimates. In addition, surface works for the construction of Shaft No. 2 have been completed.
Site earthworks have been undertaken in preparation for the laying of the concentrator foundation. An initial 1,800-person construction camp has been built and the construction warehousing facility is nearing completion.
By mid-October 2009, engineering for the concentrator facility was 73% complete and engineering for the required infrastructure was 50% complete. Key management for construction and operations has been engaged and is in place in Mongolia in preparation for the start of full-scale construction.
Ivanhoe Mines has continued to advance mine planning and engineering. The Oyu Tolgoi Project’s Integrated Development Plan (IDP-09) is being updated based on the terms of the signed Investment Agreement. IDP-09 is being prepared for Ivanhoe Mines by several of the world’s foremost engineering, mining and environmental consultants, led by GRD Minproc and including Stantec (formerly McIntosh) Engineering.
Oyu Tolgoi exploration continued on the area between Southwest Oyu and Heruga; Zeus™ IP survey technology deployed in first full field test
During Q3’09, Ivanhoe Mines completed 2,350 metres of drilling on the Oyu Tolgoi Project, entirely in the area between the established Southwest Oyu and Heruga deposits, within Ivanhoe Mines’ 100%-owned Oyu Tolgoi Mining Licence. Two holes were drilled by the one drill rig available. Drill hole OTD1495 is a vertical hole 1,000 metres northeast of the previously reported thick intersection in OTD1487A, targeting the same mineralized zone; it was lost at 1,951 metres in the conglomerate that overlies the mineralization. A daughter hole, OTD1495A, is a northeast-oriented wedge off OTD1495, commencing at 1,140 metres. The hole intersected the top of mineralization at 2,034 metres, and went on to intersect 280 metres of 0.84% copper to 2,314 metres, followed by a 16-metre unmineralized dyke, then by 47.2 metres of 1.32% copper from 2,330 metres to the end of the hole at 2,377 metres. The hole ended, due to drilling difficulties, in 1.8% copper mineralization. Hole OTD1487A completed in December 2008 intersected 369.3 metres grading 0.83 g/t gold, 0.53% copper, and 64 ppm molybdenum (1.09% copper equivalent). This hole included an intersection of 78.3 metres grading 2.13 g/t gold, 0.82% copper and 126 ppm molybdenum (2.24% copper equivalent) between 2258 and 2336.3 metres downhole. The mineralization is rich in bornite and appears to be very similar to that in the Hugo Dummett Deposit.

4

In Q2’09, Ivanhoe Mines and GoviEx Gold entered into an agreement to inaugurate the proprietary Zeus technology at Oyu Tolgoi in an expanded induced-polarization (IP) survey to test the full extent, on strike and at depth, of the Oyu Tolgoi copper and gold mineralized trend. The Zeus IP transmitter has been designed to increase the effectiveness and productivity of exploration surveys through improved resolution of targets and host geology, enabling real-time investigation of mineralized targets to extended depths. The multiple A-B electrode spacings, up to 20 kilometres wide, allows for a much greater understanding of the deep mineralization in this area. GoviEx Gold is an Asia-based mineral exploration company that utilizes proprietary geophysical technology and expertise to conduct exploration activities at the regional, district and mine scale.
Using Zeus, the IP anomalies outlining the deposits have been dramatically extended, indicating important potential to significantly increase Oyu Tolgoi’s current gold and copper resources through expanded drilling programs. An update on the initial Zeus survey results is expected to be issued in the near future.
Three rigs, including one underground rig to be set up on the 1300-metre level near the Hugo North Deposit, are being used in the current drilling program directed at expanding the the Oyu Tolgoi Project’s resources and reserves.
MONGOLIA: COAL PROJECTS
SOUTHGOBI ENERGY RESOURCES (79% owned)
SouthGobi secured $500 million convertible debenture financing from China Investment Corporation
On October 26, 2009, SouthGobi announced that it had entered into a financing agreement with a wholly-owned subsidiary of China Investment Corporation (CIC) for $500 million in the form of a secured, convertible debenture bearing interest at 8.0% (6.4% payable in cash and 1.6% payable in SouthGobi shares, where the number of shares to be issued is calculated based on the 50-day volume-weighted average price (VWAP), with a maximum term of 30 years.
The conversion price is set as the lower of C$11.88 or the 50-day VWAP at the date of conversion, with a floor price of C$8.88 per share. Assuming full conversion at the base price of C$11.88 and that any conversion occurs following SouthGobi achieving a 25% public float (on an as converted for the debenture loan basis), CIC’s overall shareholding interest in SouthGobi would be approximately 22%.
SouthGobi and CIC each have various rights to call conversion of the debenture into common shares. CIC has the right to convert the debenture, in whole or in part, into common shares 12 months after the date of issue. SouthGobi has the right to call for the conversion of up to US$250 million of the debenture on the earlier of 24 months after the issue date, if the market price of its common shares is greater than C$10.66, or upon SouthGobi achieving a public float of 25% of its common shares under certain agreed circumstances. If SouthGobi fully exercises its conversion right immediately following its achieving a 25% public float (on an as converted for the debenture loan basis) and assuming conversion at the C$11.88 base price, CIC’s initial shareholding interest in SouthGobi would be approximately 11%.

5

After five years from the issuance of the convertible debenture, at any time that the VWAP of SouthGobi’s shares for 50 consecutive business days is 20% higher than the floor price of C$8.88, SouthGobi can convert any remaining outstanding portion of the convertible debenture into SouthGobi shares at the conversion price, which is set as the lower of C$11.88 or the 50-day VWAP at the date of conversion, with a floor price of C$8.88 per share.
The financing primarily will support the accelerated investment program in Mongolia and up to $120 million of the financing also may be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.
Expansion planned for SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi is producing and selling coal at its Ovoot Tolgoi Project in Mongolia’s South Gobi Region, 45 kilometres north of Mongolia’s border with China.
During early 2009, SouthGobi and other regional coal exporters experienced difficulties expediting coal shipments across the Mongolia-China border due to sporadic openings at the Ceke crossing. In January 2009, SouthGobi curtailed production to preserve cash and to manage stockpiles. By the end of Q2’09, operating hours at the border crossing had increased to 11 hours a day, six days a week, enabling SouthGobi to increase its coal sales and draw down its coal stockpiles. With the increasing sales and reductions in its coal inventory, SouthGobi resumed non-stop mining operations effective July 1, 2009.
In July 2009, Chinese and Mongolian authorities agreed to build a designated coal transportation corridor at the Shivee Khuren-Ceke border crossing. This facility is under construction and is expected to be operational by late 2009. When completed, it will permit coal to be transported across the border through three corridors that are separate from non-coal traffic. SouthGobi believes that these improvements to the border crossing capacity will allow it to continue to substantially increase the amount of coal it ships into China.
Coal sales in Q3’09 were approximately 457,000 tonnes, an increase from the Q2’09 coal sales of approximately 384,000 tonnes. SouthGobi recognized revenue of $11.9 million in Q3’09 at an average realized selling price of approximately $28 per tonne. The cost of sales was $8.6 million in Q3’09. Total cash costs per tonne of coal sold in Q3’09 were $13.41, compared with $18.13 for Q2’09. The decrease primarily was due to SouthGobi resuming full mining operations in Q3’09. Operational costs were expensed in Q2’09 due to the full mine shutdown and therefore resulted in higher total cash costs in Q2’09.
In April 2008, SouthGobi purchased a second fleet of coal-mining equipment that is scheduled to be commissioned in Q4’09. The new shovel/truck mining fleet consists of a Liebherr 996 hydraulic excavator with a 34-cubic-metre bucket and four Terex MT4400 218-tonne-capacity trucks. The new fleet will supplement the existing mine fleet consisting of a Liebherr 994 hydraulic excavator with a13.5-cubic-metre bucket and seven Terex TR100 91-tonne-capacity trucks.
Additional equipment will be required as production at the mine expands, including larger hydraulic shovels, larger dump trucks, bulldozers and graders. SouthGobi has entered into an agreement for a third fleet that will be delivered in mid-2010, with an additional fleet likely to be ordered for 2011. The larger equipment will increase productivity. However, SouthGobi will continue to employ the smaller initial fleet in areas of thinner seams and to supplement the larger equipment.

6

Ovoot Tolgoi resources updated
On October 12, 2009, SouthGobi completed a pre-feasibility study for the Ovoot Tolgoi Mine resulting in the identification of Proven and Probable Mineral Reserves. The independent estimate prepared by Norwest Corporation (Norwest) calculated 114.1 million tonnes of Proven and Probable surface coal reserves at July 1, 2009.
SouthGobi also received an updated, independent NI 43-101 resource estimate for the Ovoot Tolgoi Complex, prepared by Norwest. The Ovoot Tolgoi surface and underground resources contain Measured plus Indicated coal resources of 249.8 million tonnes, with an additional Inferred coal resource of 33.5 million tonnes as at June 1, 2009.
Initial resources reported for Soumber Deposit
The Soumber Deposit is approximately 20 kilometres east of the Ovoot Tolgoi Mine and approximately 50 kilometres northeast of the Shivee Khuren-Ceke border crossing.
On October 12, 2009, SouthGobi received an initial, independent NI 43-101 resources estimate for the Soumber Deposit. The Soumber central field resources consist of Measured coal resources of 13.1 million tonnes, Indicated coal resources of 8.3 million tonnes and Inferred coal resources of 55.5 million tonnes. Laboratory data demonstrated that some coal seams possess the potential of coking-coal characteristics. The Soumber Deposit has potential to increase coal resources to the east and to the west, as well as at depth.
Due to its proximity to the Ovoot Tolgoi Mine, the Soumber Deposit likely will be able to share common infrastructure with the Ovoot Tolgoi Mine. SouthGobi has initiated mine planning and will submit an application for a mining licence for development of this project.
AUSTRALIA
IVANHOE AUSTRALIA (83% owned)
Ivanhoe Australia’s Merlin molybdenum and rhenium deposit received initial NI 43-101 Mineral Resource estimate
In November 2009, Ivanhoe Mines received an initial, independent NI 43-101 resource estimate for the high-grade Merlin molybdenum and rhenium deposit, which comprises part of Ivanhoe Australia’s Mt. Dore Project in the Cloncurry District in northwestern Queensland. The NI 43-101 Technical Report on Mt. Dore (including the Merlin Zone) has been filed on www.sedar.com.
At a cut-off grade of 0.3% molybdenum, estimated Indicated resources total 5.2 million tonnes at a grade of 1.0% molybdenum and 16 g/t rhenium, containing 52,000 tonnes of molybdenum and 83 tonnes of rhenium, plus additional Inferred resources totalling 3.5 million tonnes at a grade of 0.8% molybdenum and 14 g/t rhenium, containing 28,000 tonnes of molybdenum and 49 tonnes of rhenium.
Using a lower cut-off grade of 0.1% molybdenum, estimated Indicated resources total 10 million tonnes at a grade of 0.6% molybdenum and 10 g/t rhenium, containing 58,000 tonnes of molybdenum and 97 tonnes of rhenium, plus additional Inferred resources totalling 5.8 million tonnes at a grade of 0.5% molybdenum and 10 g/t rhenium, containing 29,000 tonnes of molybdenum and 58 tonnes of rhenium.
Preliminary development project studies for Merlin are underway to evaluate suitable mining and processing alternatives for the Merlin Project.

7

KAZAKHSTAN
Drilling underway at Bakyrchik Gold Project
Altynalmas Gold has commenced an initial 33,000-metre deep-level drilling program at the Bakyrchik Gold Project intended to upgrade the present mineral resource to provide the basis for future project financing. The drilling program is expected to be completed by April 2011. In addition, Altynalmas Gold plans to commence a 6,000-metre, near-surface drilling program in early 2010 to drill open-pit targets. Following completion of the drilling program, Altynalmas Gold plans to complete a feasibility study.
Construction of a 100,000-tonne-per-year rotary kiln (Pilot Roaster) began in September 2007 and was completed in December 2008. The purpose of the Pilot Roaster plant is to assess the viability of single-stage roasting, using a rotary kiln as outlined in the work program approved by Kazakhstan’s Ministry of Energy and Mineral Resources. On April 18, 2009, a decision was made to shut down the Pilot Roaster until further modifications were made to the ore preparation and rotary kiln. The Pilot Roaster is in the process of being re-commissioned. Given an increased understanding of the mineralogical characteristics of the Bakyrchik ores, it remains unlikely that recoveries greater than 60% can be achieved by single-stage roasting.
Following the completion of laboratory bench-scale and pilot testwork, the solution to successfully treating Bakyrchik ores appears to be fluidized-bed roasting involving two stages: a reductive first stage, followed by an oxidative second stage. Whereas the reductive first stage volatizes and drives off arsenic, the oxidative stage oxidizes sulphur and carbon. Altynalmas Gold believes that gold recoveries of 85% to 88% can be realized in a commercial-scale plant. Following pilot testwork, the technology is scalable into commercial use. Preliminary design work has commenced as part of a pre-feasibility study.
EXECUTIVE CHANGES
Andrew Harding, Rio Tinto’s new Chief Executive, Copper, was appointed to Ivanhoe Mines’ Board of Directors on November 5, 2009.
Based in London, Mr. Harding provides management oversight to the Copper Group, which comprises Kennecott Utah Copper, Kennecott Minerals Company and the Resolution copper project in the U.S., interests in the copper mines of Escondida in Chile, Grasberg in Indonesia, Northparkes in Australia and Palabora in South Africa and the La Granja copper project in Peru, as well as the Oyu Tolgoi copper-gold partnership with Ivanhoe Mines in Mongolia.
Mr. Harding joined Rio Tinto in 1992, initially working for Hamersley Iron. He went on to hold operating roles within the Energy, Aluminium and Iron Ore product groups, including at the Mount Thorley, Hunter Valley, Weipa, Mount Tom Price, Marandoo and Brockman mines. In 2007, he became Global Practice Leader, Mining, within Rio Tinto’s Technology & Innovation group. Prior to his new executive role, Mr. Harding was President and Chief Executive Officer of Kennecott Utah Copper.
Mr. Harding succeeds Bret Clayton as Rio Tinto’s representative on the Ivanhoe Mines Board. Mr. Clayton, who served on the Board since May 2007, recently was appointed to the new role of Group Executive, Business Support and Operations, for Rio Tinto.

8

FINANCIAL RESULTS
In Q3’09, Ivanhoe Mines recorded a net loss of $69.8 million (or $0.18 per share), compared with a net loss of $88.0 million (or $0.23 per share) in Q3’08, representing a decrease of $18.2 million. Results for Q3’09 mainly were affected by $43.5 million in exploration expenses, $12.5 million in general and administrative expenses, $4.1 million in interest expense, a $23.0 million write-down of property, plant and equipment, and $23.0 million in share of loss of significantly influenced investees. These amounts were offset by $3.6 million in income from discontinued operations and $19.5 million in mainly unrealized foreign exchange gains.
Exploration expense of $43.5 million in Q3’09 decreased $16.2 million from $59.7 million in Q3’08. The exploration expenses included $28.1 million spent in Mongolia ($37.9 million in Q3’08), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $11.5 million incurred by Ivanhoe Australia ($17.0 million in Q3’08). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period. Ivanhoe Mines expects to commence capitalizing Oyu Tolgoi development costs in 2010 once the Investment Agreement conditions precedent have been addressed and the agreement takes full effect.
Ivanhoe Mines’ cash position, on a consolidated basis at September 30, 2009, was $341.7 million. As at November 13, 2009, Ivanhoe Mines’ current consolidated cash position is approximately $600 million.

9

SELECTED QUARTERLY DATA
This selected financial information is in accordance with U.S. GAAP, as presented in the annual consolidated financial statements.

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
($ in millions of dollars, except per share information)	2009	2009	2009	2008
Revenue	$11.9	$10.7	$3.5	$3.1
Exploration expenses	(43.5)	(38.1)	(37.4)	(76.0)
General and administrative	(12.5)	(10.5)	(7.8)	(8.1)
Foreign exchange gains (losses)	19.5	21.7	(9.3)	(40.6)
Writedown of other long-term investments	—	—	—	(18.0)
Net (loss) income from continuing operations	(73.4)	(29.9)	(66.7)	(168.1)
Income from discontinued operations	3.6	5.0	10.7	8.1
Net (loss) income	(69.8)	(24.9)	(56.0)	(160.0)

Net (loss) income per share – basic
Continuing operations	$(0.19)	$(0.08)	$(0.18)	$(0.45)
Discontinued operations	$0.01	$0.01	$0.03	$0.02
Total	$(0.18)	$(0.07)	$(0.15)	$(0.43)

Net (loss) income per share – diluted
Continuing operations	$(0.19)	$(0.08)	$(0.18)	$(0.45)
Discontinued operations	$0.01	$0.01	$0.03	$0.02
Total	$(0.18)	$(0.07)	$(0.15)	$(0.43)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2008	2008	2008	2007
Revenue	$0.0	$0.0	$0.0	$0.0
Exploration expenses	(59.7)	(67.3)	(57.3)	(96.6)
General and administrative	(5.1)	(7.5)	(6.8)	(9.0)
Foreign exchange (losses) gains	(20.0)	(1.0)	(1.3)	2.3
Writedown of other long-term investments	—	—	—	(24.5)
Gain on sale of long-term investments	—	201.4	—	—
Net (loss) income from continuing operations	(98.7)	118.3	(69.6)	(265.5)
Income from discontinued operations	10.7	9.2	6.0	11.9
Net (loss) income	(88.0)	127.5	(63.6)	(253.6)

Net (loss) income per share – basic
Continuing operations	$(0.26)	$0.32	$(0.19)	$(0.71)
Discontinued operations	$0.03	$0.02	$0.02	$0.04
Total	$(0.23)	$0.34	$(0.17)	$(0.67)

Net (loss) income per share – diluted
Continuing operations	$(0.26)	$0.29	$(0.19)	$(0.71)
Discontinued operations	$0.03	$0.02	$0.02	$0.04
Total	$(0.23)	$0.31	$(0.17)	$(0.67)

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QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this release and the Company’s MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the qualified persons (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, SouthGobi Energy	Employee of the Company
Ivanhoe Mines’ results for the three and nine months ended September 30, 2009, are contained in the audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe Mines’ website at www.ivanhoemines.com.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
Website: www.ivanhoemines.com
Forward Looking Statements:
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting the timely satisfaction of conditions precedent to the effectiveness of the Investment Agreement; future equity investments in Ivanhoe Mines by Rio Tinto; the availability of project financing for the Oyu Tolgoi Project; expansion of the reserves and resources identified to date at the Oyu Tolgoi Project; the timing of commencement of full construction of the Oyu Tolgoi Project: the estimated timing and cost of bringing the Oyu Tolgoi Project into production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the anticipated future production for the Ovoot Tolgoi Coal Mine; the potential improvement of the export conditions at the Ceke border between Mongolia and China; the planned commissioning of a second fleet and third fleet of coal-mining equipment to expand Ovoot Tolgoi’s production capacity; the completion of a Scoping Study for the Merlin Project; the planned drilling program and feasibility study at the Bakyrchik Gold Project; and other statements that are not historical facts.

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All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 13, 2009	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary